

HUDSON
TECHNOLOGIES

INC

AR/S





03039272

ANNUAL REPORT
TO
SHAREHOLDERS
AND
FORM 10-KSB
FOR

FISCAL YEAR ENDED DECEMBER 31, 2002


HUDSON
TECHNOLOGIES

Dear Fellow Stockholder:

Over the past year, Hudson Technologies has been focused on streamlining the Company's operations and charting a path to profitability based on our current level and mix of operations. We are pleased to report that we are now beginning to realize – in the form of revenues and cost savings – the benefits from these initiatives.

When we first rolled out Hudson's RefrigerantSide® Services, we introduced our solutions to specific geographic markets, establishing a network of depots to service our customers. Over time, however, we determined that the best returns were generated by focusing on the highest opportunity industries rather than on select geographic markets. Through extensive analysis, we identified what we believe are the six most promising industries – petrochemicals, pharmaceuticals, industrial and power plants, manufacturing, facility and property management and maritime – and we have reorganized our RefrigerantSide® Services to focus on these industries.

As a consequence of this new strategy, we were able to close six of Hudson's service depots and cut 20% of our workforce, significantly reducing the overhead associated with maintaining a geographically focused depot network. We are also consolidating our three refrigerant reclamation facilities into one new and larger facility in Champaign, Illinois. This consolidation is designed to help us to reduce costs long-term, operate more effectively and improve quality control.

When we announced Hudson's reorganization, we estimated that it would produce cost reductions of $1.6 million annually. We began to realize these savings on schedule in the third quarter of 2003. During the quarter, we reduced the Company's selling expenses and our overall operating expenses by 53% and 23%, respectively, from the same period in 2002. We expect to realize the full amount of annual savings we originally planned to achieve through our rightsizing initiatives.

Equally important, on the revenue side, our increased focus on the highest opportunity industries and customers is producing more revenue per job with higher margins. As a result, for the first time in two years RefrigerantSide® Services revenues for a fiscal quarter – the third quarter of 2003 – exceeded those revenues for the comparable prior year period. We believe this quarter over quarter growth signals that our plans to grow RefrigerantSide® Services revenues are back on track.

We have also been following a targeted approach for our traditional refrigerant sales and reclamation business, working to cut costs and grow our non-automotive refrigerant sales so that Hudson can be profitable even during years with below average temperatures and a corresponding decline in refrigerant sales. This approach paid off in the third quarter of 2003, when, despite reduced automotive refrigerant sales due to this year's unseasonably cool weather, overall refrigerant sales were on a par with sales during last year's same period.

In another important development, in June 2003 we entered into an exclusive, long-term global technology and marketing alliance with The BOC Group, a worldwide industrial gases company that serves two million customers in more than 50 countries. Our alliance with The BOC Group represents another very important step forward for Hudson Technologies. Using our leading-edge technology and BOC's presence as a world leader in the distribution and marketing of refrigerants, we are working together to develop the international market for refrigerant reclamation and Hudson's RefrigerantSide® and performance optimization services. We estimate the international market for these services to be similar in size to the U.S. market – approximately $500 million annually.

We believe BOC's worldwide marketing network provides the perfect foundation upon which to launch our RefrigerantSide® Services business internationally. In just a few years, BOC has developed a significant global presence in refrigerants, growing from only three countries five years ago to having a refrigerants business in 20 countries across five continents. Through BOC's extensive global network, we believe our services can be marketed and delivered cost-effectively to large industrial end-users throughout the world.

Under our agreement, we have licensed Hudson's patented and proprietary equipment and technology to BOC in return for ongoing license fees and royalties based on revenues derived from the performance of all RefrigerantSide® Services, including performance optimization. In mid-November, we launched our marketing campaign with BOC to their multinational blue chip companies. I am happy to report that the reception thus far has been very encouraging. Together with Hudson's reorganization, we believe this alliance will have a very positive impact on our Company in 2004 and beyond.

The new $5,000,000 senior secured credit facility we secured with Keltic Financial Partners, L.P. on May 30, 2003 provides Hudson an improved financial foundation upon which to execute its plans to reach consistent profitability. The new facility consists of a revolving line of credit of up to $4,600,000 and a $400,000 term loan. The facility, which matures in 2006, provides more favorable terms with increased borrowing capacity than our previous loan arrangement.

Over the past several years, we have been working hard to improve Hudson's service offering and operations and to achieve profitability for our stockholders. We have encountered a number of obstacles along the way, but, with our recent reorganization and our alliance with BOC, we believe we are headed in the right direction. We thank our stockholders for their continued support during this process and our employees for their many contributions.

Sincerely,



Kevin J. Zugibe, P.E.
Chief Executive Officer

Securities and Exchange Commission
Washington, D.C. 20549

Form 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-13412

Hudson Technologies, Inc.

(Name of small business issuer as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	**13-3641539** (IRS Employer Identification No.)
275 North Middletown Road **Pearl River, New York** (address of principal executive offices)	**10965** (ZIP Code)

Issuer's telephone number, including area code: **(845) 735-6000**

Securities registered under Section 12(b) of the Securities Exchange Act of 1934: None

Securities registered under Section 12(g) of the Securities Exchange Act of 1934:

Common Stock, $0.01 par value

Check whether the issuer: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** [X] **No** [ ].

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

The Issuer's revenues for the fiscal year ended December 31, 2002 were $19,963,000

The aggregate market value of the Issuer's Common Stock held by non-affiliates as of March 7, 2003 was approximately $7,334,000. As of March 7, 2003, there were 5,165,020 shares of the Issuer's Common Stock outstanding.

Documents incorporated by reference: **None**

Hudson Technologies, Inc.

Index

Part I

Item 1. Description of Business

General

Hudson Technologies, Inc., incorporated under the laws of New York on January 11, 1991, together with its subsidiaries (collectively, "Hudson" or the "Company"), is a refrigerant services company providing innovative solutions to recurring problems within the refrigeration industry. The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, including (i) refrigerant sales, (ii) RefrigerantSide® Services performed at a customer's site, consisting of system decontamination to remove moisture, oils and other contaminants and (iii) reclamation of refrigerants. The Company operates through its wholly owned subsidiary Hudson Technologies Company.

The Company's Executive Offices are located at 275 North Middletown Road, Pearl River, New York and its telephone number is (845) 735-6000.

Industry background

The production and use of refrigerants containing chlorofluorocarbons ("CFCs") and hydrochlorofluorocarbons ("HCFCs"), the most commonly used refrigerants, are subject to extensive and changing regulation under the Clean Air Act (the "Act"). The Act, which was amended during 1990 in response to evidence linking the use of CFCs and damage to the earth's ozone layer, prohibits any person in the course of maintaining, servicing, repairing and disposing of air conditioning or refrigeration equipment, to knowingly vent or otherwise release or dispose of ozone depleting substances used as refrigerants. That prohibition also applies to substitute, non-ozone depleting refrigerants. The Act further requires the recovery of refrigerants used in residential, commercial and industrial air conditioning and refrigeration systems. In addition, the Act prohibited production of CFC refrigerants effective January 1, 1996 and limits the production of refrigerants containing HCFCs, which production is scheduled to be phased out by the year 2030. Owners, operators and companies servicing cooling equipment are responsible for the integrity of their systems regardless of the refrigerant being used and for the responsible management of their refrigerant.

Products and Services

RefrigerantSide® Services

The Company provides services that are performed at a customer's site through the use of portable, high volume, high-speed proprietary equipment, including the patented Zugibeast® system. Certain of these RefrigerantSide® Services, which encompass system decontamination, and refrigerant recovery and reclamation are also proprietary and are covered by certain process patents.

Refrigerant Sales

The Company sells reclaimed and virgin (new) refrigerants to a variety of customers in various segments of the air conditioning and refrigeration industry. Virgin refrigerants are purchased by the Company from several suppliers, including E.I. DuPont de Nemours and Company ("DuPont") as part of the Company's strategic alliance with DuPont (see "Strategic Alliance" below), and resold by the Company, typically at wholesale. In addition, the Company regularly purchases used or contaminated refrigerants from many different sources, which refrigerants are then reclaimed, using the Company's high volume proprietary reclamation equipment, and resold by the Company.

Refrigerant Management Services

The Company provides a complete offering of refrigerant management services, which primarily include reclamation of refrigerants, testing and banking (storage) services tailored to individual customer requirements. Hudson also separates "crossed" (i.e. commingled) refrigerants and provides re-usable cylinder repair and hydrostatic testing services.

Hudson's Network

Hudson operates from a network of facilities located in:

Baltimore, Maryland	--RefrigerantSide® Service depot
Baton Rouge, Louisiana	--RefrigerantSide® Service depot
Charlotte, North Carolina	--Reclamation center and RefrigerantSide® Service depot

Chicago, Illinois	--RefrigerantSide® Service depot
Fort Myers, Florida	--Engineering center
Fremont, New Hampshire	--Telemarketing office
Hillburn, New York	--RefrigerantSide® Service depot
Houston, Texas	--RefrigerantSide® Service depot
Norfolk, Virginia	--RefrigerantSide® Service depot
Pearl River, New York	--Company headquarters and administration offices
Punta Gorda, Florida	--Refrigerant separation and reclamation center
Rantoul, Illinois	--Reclamation and cylinder refurbishment center and RefrigerantSide® Service depot
Seattle, Washington	--RefrigerantSide® Service depot

Strategic Alliance

In January 1997, the Company entered into agreements with DuPont, pursuant to which the Company (i) provides recovery, reclamation, separation, packaging and testing services directly to DuPont for marketing through DuPont's Authorized Distributor Network and (ii) markets DuPont's SUVA™ refrigerant products together with the Company's reclamation and refrigerant management services. These agreements provide for automatic annual renewal subject to termination by either party.

Suppliers

The Company's financial performance is in part dependent on its ability to obtain sufficient quantities of virgin and reclaimable refrigerants from manufacturers, wholesalers, distributors, bulk gas brokers and from other sources within the air conditioning and refrigeration and automotive aftermarket industries, and on corresponding demand for refrigerants. Most of the Company's refrigerant sales are CFC based refrigerants, which are no longer manufactured. To the extent that the Company is unable to source the CFC based refrigerants or virgin refrigerants, or resell refrigerants at a profit, the Company's financial condition and results of operations would be materially adversely affected.

Customers

The Company provides its services to commercial, industrial and governmental customers, as well as to refrigerant wholesalers, distributors, contractors and to refrigeration equipment manufacturers. Agreements with larger customers generally provide for standardized pricing for specified services.

For the year ended December 31, 2002, one customer accounted for 11% of the Company's revenues. For the year ended December 31, 2001, one customer accounted for 15% of the Company's revenues. The loss of a principal customer or a decline in the economic prospects of and/or a reduction in purchases of the Company's products or services by any such customer could have a material adverse effect on the Company's financial position and results of operations.

Marketing

Marketing programs are conducted through the efforts of the Company's executive officers, Company sales personnel, and third parties. Hudson employs various marketing methods, including direct mailings, technical bulletins, in-person solicitation, print advertising, response to quotation requests and the internet (www.hudsontech.com).

The Company's sales personnel are compensated on a combination of a base salary and commission. The Company's executive officers devote significant time and effort to customer relationships.

Competition

The Company competes primarily on the basis of the performance of its proprietary high volume, high-speed equipment used in its operations, the breadth of services offered by the Company (including proprietary RefrigerantSide® Services and other on-site services) and price (particularly with respect to refrigerant sales).

The Company competes with numerous regional and national companies, which provide refrigerant reclamation services, as well as market reclaimed and virgin refrigerants. Certain of these competitors may possess greater financial, marketing, distribution and other resources for the sale and distribution of refrigerants than the Company and, in some instances, provide services or products over a more extensive geographic area than the Company.

Hudson's RefrigerantSide® Services provide new and innovative solutions to certain problems within the refrigeration industry and as such the demand and market acceptance for these services are subject to uncertainty. Competition for these services primarily consists of traditional methods of solving the industry's problems and as a result there can be no assurance that the Company will be able to compete successfully or penetrate this service market as rapidly as it anticipates.

Insurance

The Company carries insurance coverage that it considers sufficient to protect the Company's assets and operations. The Company currently maintains general commercial liability insurance and excess liability coverage for claims up to $7,000,000 per occurrence and $8,000,000 in the aggregate. There can be no assurance that such insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at a reasonable cost. The Company attempts to operate in a professional and prudent manner and to reduce potential liability risks through specific risk management efforts, including employee training. Nevertheless, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, would have a material adverse effect on the Company.

The refrigerant industry involves potentially significant risks of statutory and common law liability for environmental damage and personal injury. The Company, and in certain instances, its officers, directors and employees, may be subject to claims arising from the Company's on-site or off-site services, including the improper release, spillage, misuse or mishandling of refrigerants classified as hazardous or non-hazardous substances or materials. The Company may be held strictly liable for damages, which could be substantial, regardless of whether it exercised due care and complied with all relevant laws and regulations.

Hudson maintains environmental impairment insurance of $1,000,000 per occurrence, and $2,000,000 annual aggregate for events occurring subsequent to November 1996. There can be no assurance that the Company will not face claims resulting in substantial liability for which the Company is uninsured, or that the Company will not incur liability for environmental impairment or personal injury.

Government Regulation

The business of refrigerant sales, reclamation and management is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the Environmental Protection Agency ("EPA"), the United States Occupational Safety and Health Administration and the United States Department of Transportation.

Among other things, these regulatory authorities impose requirements which regulate the handling, packaging, labeling, transportation and disposal of hazardous and non-hazardous materials and the health and safety of workers, and require the Company and, in certain instances, its employees, to obtain and maintain licenses in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company.

Hudson and its customers are subject to the requirements of the Act, and the regulations promulgated thereunder by the EPA, which make it unlawful for any person in the course of maintaining, servicing, repairing, and disposing of air conditioning or refrigeration equipment, to knowingly vent or otherwise release or dispose of ozone depleting substances, and non-ozone depleting substitutes, used as refrigerants.

Pursuant to the Act, reclaimed refrigerant must satisfy the same purity standards as newly manufactured refrigerants in accordance with standards established by the Air Conditioning and Refrigeration Institute ("ARI") prior to resale to a person other than the owner of the equipment from which it was recovered. The ARI and the EPA administer certification programs pursuant to which applicants are certified to reclaim refrigerants in compliance with ARI standards. Under such programs, the ARI issues a certification for each refrigerant and conducts periodic inspections and quality testing of reclaimed refrigerants.

The Company has obtained ARI certification for most refrigerants at each of its reclamation facilities, and is certified by the EPA. In order to maintain ARI certification, the Company is required, among other things, to submit periodic reports to the ARI and pay annual fees based on the number of pounds of refrigerants reclaimed by the Company. However, certification by the ARI is not required.

During February 1996, the EPA published proposed regulations, which, if enacted, would require participation in third-party certification programs similar to the ARI program. Such proposed regulations would also require laboratories designed to test refrigerant purity to undergo a certification process. Extensive comments to these proposed regulations were received by the EPA. The EPA is still considering these comments and no further or additional regulations have been proposed or published.

In addition, the EPA has established a mandatory certification program for air conditioning and refrigeration technicians. Hudson's technicians have applied for or obtained such certification.

The Company is also subject to regulations adopted by the Department of Transportation which classify most refrigerants handled by the Company as hazardous materials or substances and impose requirements for handling, packaging, labeling and transporting refrigerants.

The Resource Conservation and Recovery Act of 1976 ("RCRA") requires that facilities that treat, store or dispose of hazardous wastes comply with certain operating standards. Before transportation and disposal of hazardous wastes off-site, generators of such waste must package and label their shipments consistent with detailed regulations and prepare a manifest identifying the material and stating its destination. The transporter must deliver the hazardous waste in accordance with the manifest to a facility with an appropriate RCRA permit. Under RCRA, impurities removed from refrigerants consisting of oils mixed with water and other contaminants are not presumed to be hazardous waste.

The Emergency Planning and Community Right-to-Know Act of 1986 requires the annual reporting of Emergency and Hazardous Chemical Inventories (Tier II reports) to the various states in which the Company operates and to file annual Toxic Chemical Release Inventory Forms with the EPA. The Company believes that it has been and remains in full compliance with these requirements.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), establishes liability for clean-up costs and environmental damages to current and former facility owners and operators, as well as persons who transport or arrange for transportation of hazardous substances. Almost all states have similar statutes regulating the handling and storage of hazardous substances, hazardous wastes and non-hazardous wastes. Many such statutes impose requirements, which are more stringent than their federal counterparts. The Company could be subject to substantial liability under these statutes to private parties and government entities, in some instances without any fault, for fines, remediation costs and environmental damage, as a result of the mishandling, release, or existence of any hazardous substances at any of its facilities.

The Occupational Safety and Health Act of 1970 mandates requirements for safe work place for employees and special procedures and measures for the handling of certain hazardous and toxic substances. State laws, in certain circumstances, mandate additional measures for facilities handling specified materials.

The Company believes that it is in compliance with all material regulations relating to its business operations. However, amendments to existing statutes and regulations or adoptions of new statutes and regulations which affect the marketing and sale of refrigerants and services could require the Company to continually adapt its methods of operations and/or discontinue the sale of certain products and services and such changes could result in substantial costs. There can be no assurance that Hudson will be able to continue to comply with applicable laws, regulations and licensing requirements and any future changes. Failure to comply could subject the Company to civil remedies, substantial fines, penalties, injunction, or criminal sanctions, which, alone or in the aggregate could have a material adverse effect on the Company.

Quality Assurance & Environmental Compliance

The Company utilizes in-house quality and regulatory compliance control procedures. Hudson maintains its own analytical testing laboratories to assure that reclaimed refrigerants comply with ARI purity standards and employs portable testing equipment when performing on-site services to verify certain quality specifications. The Company employs three persons engaged full-time in quality control and to monitor the Company's operations for regulatory compliance.

Employees

The Company has 85 full and 5 part time employees including air conditioning and refrigeration technicians, chemists, engineers, sales and administrative personnel.

None of the Company's employees are represented by a union. The Company believes that its employee relations are good.

Patents and Proprietary Information

The Company holds a United States patent relating to the high-speed equipment, components and process to reclaim refrigerants, and a registered trademark for its "Zugibeast®". The patent expires in January 2012. The Company believes that patent protection is important to its business and has received additional United States patents relating to high-speed refrigerant recovery and to various RefrigerantSide® Services. There can be no assurance as to the breadth or degree of protection that patents may afford the Company, that any patent applications will result in issued patents or that patents will not be circumvented or invalidated. Technological development in the refrigerant industry may result in extensive patent filings and a rapid rate of issuance of new patents. Although the Company believes that its existing patents and the Company's equipment do not and will not infringe upon existing patents or violate proprietary rights of others, it is possible that the Company's existing patent rights may not be valid or that infringement of existing or future patents or violations of proprietary rights of others may occur. In the event the Company's equipment infringe or are alleged to infringe patents or other proprietary rights of others, the Company may be required to modify the design of its equipment, obtain a license or defend a possible patent infringement action. There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action or that the Company will not become liable for damages.

The Company also relies on trade secrets and proprietary know-how, and employs various methods to protect its technology. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how or obtain access to the Company's know-how, concepts, ideas and documentation. Failure to protect its trade secrets could have a material adverse effect on the Company.

Item 2. Description of Properties

The Company's Baltimore, Maryland depot facility is located in a 2,700 square foot building leased from an unaffiliated third party at an annual rent of $27,000 pursuant to an agreement expiring in August 2005.

The Company's Baton Rouge, Louisiana depot facility is located in a 3,800 square foot building leased from an unaffiliated third party at an annual rental of $21,000 pursuant to an agreement expiring in July 2005.

The Company's Champaign, Illinois facility is located in a 48,000 square foot building leased from an unaffiliated third party at an annual rental of $132,000 pursuant to an agreement expiring in November 2004. The Company sublets a portion of the facility to an unaffiliated third party at an annual rental of $48,000 pursuant to a rental agreement expiring in November 2004. In 2003, this facility will consolidate the operations that are currently located in the Company's Rantoul, Illinois facility.

The Company's Charlotte, North Carolina facility is located in a 12,000 square foot building leased from an unaffiliated third party pursuant to a month to month rental agreement at a monthly rental of $3,500.

The Company's Villa Park (Chicago), Illinois depot facility is located in a 3,500 square foot building leased from an unaffiliated third party at an annual rent of $25,000 pursuant to an agreement expiring in August 2005.

The Company's Fremont, New Hampshire telemarketing facility is located in a 2,100 square foot building leased from an unaffiliated third party at an annual rent of $8,000 pursuant to an agreement expiring in June 2004.

The Company's Ft. Myers, Florida engineering facility is located in a 15,000 square foot building leased from an unaffiliated third party at an annual rent of $60,000 pursuant to an agreement that expired in July 2002. The Company currently occupies the facility pursuant to a month to month rental agreement at a monthly rate of $5,000.

The Company's Hillburn, New York facility is located in a 21,000 square foot building leased from an unaffiliated third party at an annual rent of $103,000 pursuant to an agreement expiring in May 2004.

The Company's Houston, Texas depot facility is located in a 5,000 square foot building leased from an unaffiliated third party at an annual rent of $28,000 pursuant to an agreement which expires in June 2003.

The Company's Norfolk, Virginia depot facility is located in a 2,000 square foot building leased from an unaffiliated third party at an annual rent of $16,000 pursuant to an agreement that expired in September 2002. The Company currently occupies the facility pursuant to a month to month rental agreement at a monthly rate of $1,350.

The Company's headquarters are located in a 3,625 square foot building in Pearl River, New York. The building is leased from an unaffiliated third party pursuant to a five year agreement at an annual rental of approximately $64,000 through December 2007.

The Company's Plainview, New York depot facility is located in a 15,000 square foot building leased from an unaffiliated third party at an annual rent of $17,000 that expired in July 2002. The Company currently occupies the facility pursuant to a month to month rental agreement at a monthly rate of $1,300.

The Company's Punta Gorda, Florida separation facility is located in a 15,000 square foot building leased from an unaffiliated third party at an annual rent of $76,000 pursuant to an agreement expiring in December 2003.

The Company's Rantoul, Illinois facility is located in a 29,000 square foot building leased from an unaffiliated third party at an annual rent of $78,000 pursuant to an agreement that expired in September 2002. The Company currently occupies the facility pursuant to a month to month rental agreement at a monthly rate of $6,500. The Company is in the process of relocating all of its operations at this facility to its Champaign, Illinois facility.

The Company's Salem, New Hampshire depot facility is located in a 3,000 square foot building leased from an unaffiliated third party at an annual rent of $18,000 pursuant to an agreement that expires in August 2003.

The Company's Seattle, Washington depot facility is located in a 3,000 square foot building leased from an unaffiliated third party at an annual rent of $20,000 pursuant to an agreement expiring in March 2004.

The Company typically enters into short-term leases for its facilities and whenever possible extends the expiration date of such leases. Moreover, as a result of the current economic environment, and in an effort to improve its market positioning, the Company may terminate the operations of certain of its service depots. Although the Company is engaging in a comprehensive evaluation of these service depots, it has not, at this time, identified any such service depot for termination.

Item 3. Legal Proceedings

In June 1998, United Water of New York Inc. ("United") commenced an action against the Company in the Supreme Court of the State of New York, Rockland County, seeking damages in the amount of $1.2 million allegedly sustained as a result of alleged contamination of certain of United's wells which are in close proximity to the Company's Hillburn, New York facility.

On April 1, 1999, the Company reported a release at the Company's Hillburn, New York facility of approximately 7,800 lbs. of R-11, as a result of a failed hose connection to one of the Company's outdoor storage tanks allowing liquid R-11 to discharge from the tank into the concrete secondary containment area in which the subject tank was located.

Between April 1999 and May 1999, with the approval of the New York State Department of Environmental Conservation ("DEC"), the Company constructed and put into operation a remediation system at the Company's Hillburn facility to remove R-11 levels in the groundwater under and around the Company's facility. The cost of this remediation system was $100,000.

In July 1999, United amended its complaint in the Rockland County action to allege facts relating to, and to seek damages allegedly resulting from the April 1, 1999 R-11 release.

In June 2000, the Rockland County Supreme Court approved a settlement of the Rockland County action commenced by United. Under the settlement, the Company paid to United the sum of $1,000,000 and has been making additional monthly payments in the amount of $5,000, which payments will continue through December 2003. The proceeds of the settlement were required to be used to fund the construction and operation by United of a new remediation tower, as well as for the continuation of temporary remedial measures implemented by United that have successfully contained the spread of R-11. The remediation tower was completed in March 2001, and is designed to treat all of United's impacted wells and restore the water to New York State drinking water standards for supply to the public. The Company carries $1,000,000 of pollution liability insurance per occurrence and in connection with the settlement, exhausted all insurance proceeds available for that occurrence under all applicable policies.

In June 2000, the Company signed an Order on Consent with the DEC regarding all past contamination of the United well field, whereby, the Company agreed to continue operating the remediation system it installed at its Hillburn facility in May 1999, until remaining groundwater contamination has been effectively abated. In May 2001, the Company signed an amendment to the Order on Consent with the DEC, pursuant to which the Company installed one additional monitoring well and modified the Company's existing remediation system to incorporate a second recovery well. The Company is continuing to operate the remediation system.

In May 2000, the Company's Hillburn facility was nominated by the United States Environmental Protection Agency ("EPA") for listing on the National Priorities List ("NPL"), pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Company believes that the agreements reached with the DEC and United Water, together with the reduced levels of contamination present in the United Water wells, make such listing unnecessary and counterproductive. Hudson submitted opposition to the listing within the sixty-day comment period. To date, no final decision has been made by the EPA regarding the proposed listing.

In October 2001, the Company learned that trace levels of R-11 were detected in one of United's wells that is closest to the Village of Suffern's ("Village") well system. During February 2002, the Village expressed concern over the possibility of R-11 reaching its well system and has advised the Company that it was investigating available options to protect its well system. No contamination of R-11 has ever been detected in any of the Village's wells and, as of October 2002, the level of R-11 in the United well closest to the Village was below 1 ppb. In October, 2002 the Village advised the Company it intends to proceed with plans to protect its wells and could look to the Company to reimburse the Village for any costs it may incur. To date, no detailed cost estimate, formal demand or claim has been presented by the Village, however, to the extent the Village proceeds with its plans, the Company may incur additional costs. The Company has agreed to reimburse the Village for approximately $10,000 of costs incurred to date for additional sampling by the Village of its wells and for minor preparatory work in connection with the Village's plan for protecting its wells. The Company continues to work with the Village, and all applicable governmental agencies, to prevent contamination of Village's wells and its water supply.

In February 2003, the Company agreed to extend the statute of limitations applicable to any claims that may be available to Ramapo Land Company, the lessor of the Hillburn facility, arising out of the April 1, 1999 incident for an additional two years. To date, no claims against the Company have been asserted or threatened by Ramapo Land Company.

During the year ended December 31, 2002, the Company recognized $115,000 in additional remediation costs in connection with these matters. There can be no assurance that the R-11 will not spread beyond the United Water well system and impact the Village of Suffern's wells, or that the ultimate outcome of such a spread of contamination will not have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company's opposition to the EPA's listing of the Company's Hillburn facility on the NPL will be successful, or that the ultimate outcome of such a listing will not have a material adverse effect on the Company's financial condition and results of operations. Furthermore, there can be no assurance that Ramapo Land Company will not assert any claim against the Company, or that any such claim will not have a material adverse effect on the Company's financial condition and results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

On December 20, 2002, the Company held its annual meeting of stockholders. At the meeting, the stockholders elected the class of the following four directors of the Company whose terms were expiring and who were nominated for reelection by the Company as follows:

- Kevin J. Zugibe received 8,856,760 votes for election and 509,937 votes were withheld
- Dominic J. Monetta received 8,855,173 votes for election and 511,474 were withheld
- Harry C. Schell received 8,891,710 votes for election and 474,937 votes were withheld
- Robert M. Zech received 8,884,960 votes for election and 481,687 votes were withheld

In addition, the following matters were submitted for a vote by the stockholders of the Company present at the meeting, in person or by proxy and eligible to vote and each of the following matters were approved by the requisite vote of such stockholders:

- A proposal authorizing the Company to engage in a convertible debt financing with lenders which were expected to include certain officers of the Company received 6,996,199 votes for and 316,327 votes against. There were 46,216 abstentions and 2,007,905 non-votes.

- A proposal authorizing the Company to issue Exchange Notes, identical in terms to the Convertible Notes to be issued by the Company in the proposed convertible debt financing, in exchange for Bridge Notes acquired by lenders which included certain officers of the Company received 6,995,257 votes for and 320,367 votes against. There were 42,856 abstentions and 2,007,905 non-votes.

- A proposal to amend the Company's certificate of incorporation to remove the provision from the designation of the Series A Preferred Stock relating to the proxy granted by the holders of the Series A Preferred Stock in favor of certain officers of the Company received 6,978,712 votes for and 329,325 votes against. There were 50,706 abstentions and 2,007,905 non-votes.

- A proposal to amend the Company's certificate of incorporation to remove the conversion price floor from the designation of the Series A Preferred Stock received 6,999,212 votes for and 306,799 against. There were 52,731 abstentions and 2,007,905 non-votes.

- A proposal authorizing the Board of Directors of the Company to amend the Company's certificate of incorporation to increase the number of authorized shares of common stock from 20,000,000 shares to 50,000,000 received 8,810,901 votes for and 513,342 votes against. There were 42,404 abstentions and zero non-votes.

Part II

Item 5. Market for the Common Equity and Related Stockholder Matters

The Company's Common Stock traded from November 1, 1994 to September 20, 1995 on the NASDAQ Small-Cap Market under the symbol 'HDSN'. From September 20, 1995 through May 12, 2002, the Common Stock traded on the NASDAQ National Market. Since May 13, 2002 the Common Stock has traded on the NASDAQ Small-Cap Market. There can be no assurance that, in the future, the Company will be able to meet the requirements necessary for continued listing of its Common Stock on the NASDAQ Small Cap Market. The following table sets forth, for the periods indicated the range of the high and low sale prices for the Common Stock as reported by NASDAQ.

	High	Low
2001		
• First Quarter	$ 2.53	$ 1.50
• Second Quarter	$ 3.50	$ 1.80
• Third Quarter	$ 3.25	$ 1.90
• Fourth Quarter	$ 4.13	$ 2.01
2002		
• First Quarter	$ 3.95	$ 2.60
• Second Quarter	$ 3.10	$ 1.60
• Third Quarter	$ 2.09	$ 0.85
• Fourth Quarter	$ 1.70	$ 0.56

The number of record holders of the Company's Common Stock was approximately 250 as of March 1, 2003. The Company believes that there are in excess of 4,000 beneficial owners of its Common Stock.

To date, the Company has not declared or paid any cash dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, borrowing covenants, and other relevant factors. The Company presently intends to retain all earnings, if any, to finance the Company's operations and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, the Company has a credit facility with CIT Group/Business Credit, Inc. ("CIT") which, among other things, restricts the Company's ability to declare or pay any dividends on its capital stock. The Company has obtained a waiver from CIT to permit the payment of dividends on its Series A Preferred Stock. The Series A Preferred Stock carries a dividend rate of 7% and as such has a dividend preference over the common stock. The Company pays dividends, in arrears, on the Series A Preferred Stock, semi annually, either in cash or additional shares, at the Company's option (see Item 6 "Management's Discussion and Analysis of Financial Condition and Results of Operations" – Liquidity and Capital Resources).

In November 2002, the Company consummated the private sale of unsecured 12% subordinated promissory notes ("Bridge Notes") to a limited number of purchasers, for which it received gross proceeds of $655,000. The Bridge Notes were for a term of one year and were subordinate in payment to the Company's obligations under its credit facility with CIT. In accordance with the terms of the Bridge Notes, each of the purchasers, at their option, elected to defer quarterly interest payments which were to be added to the principal amount of the Bridge Notes as of each interest payment date and which accrued interest would, in turn, accrue interest at 12% per annum. The Bridge Notes automatically exchanged for unsecured convertible subordinated promissory notes, described in more detail immediately below, ("Exchange Notes") upon approval of such exchange by the Company's shareholders, which approval was obtained at the annual meeting on December 20, 2002.

Effective December 2002, the Company consummated the private sale of unsecured 10% convertible subordinated promissory notes ("Convertible Notes"), to a limited number of purchasers, for which it received gross proceeds of $495,000. At or about the same time, the Bridge Notes were cancelled and exchanged for the Exchange Notes in a principal amount equal to the outstanding principal amount of the Bridge Notes immediately prior to the exchange together with accrued and unpaid interest thereon. As of December 2002, the Exchange Notes and the Convertible Notes were identical in terms and together are referred to herein as the ("Notes"). The Notes have a term of two years and earn interest at an annual rate of 10% payable quarterly in arrears. Holders of the Notes had the one time option to elect to either receive payments of interest on a quarterly basis, subject to the limitations described below, or defer quarterly interest payments, in which case, interest would be added to the outstanding amount of the Notes on each quarterly payment date and accrue interest at the then effective Notes interest rate. The Notes are unsecured and subordinate in payment to the Company's obligations under its credit facility with CIT. The Notes may not be prepaid in cash by the Company without the prior consent of CIT and payment of interest, if any, in cash on any scheduled quarterly interest payment date is limited to an aggregate of $20,000 per calendar year. Holders of the Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Company, upon, but not prior to, the first anniversary of the issuance of the Notes at the conversion rate of $.79 per share (the average closing sale price of the Company's Common Stock as reported on the NASDAQ Small Cap Market for the five business days immediately preceding the issuance of the Notes), subject to certain anti-dilution adjustments (the "Conversion Rate").

In the event of a public offering of equity securities ("Equity Offering") by the Company at any time prior to the first anniversary of the issuance of the Notes, for gross proceeds of not less than $2 million (inclusive of the application of all outstanding principal and interest of the Notes), all outstanding principal and interest, if any, on the Notes shall be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or (ii) converted into restricted shares of Common Stock at the then effective Conversion Rate. Holders of the Notes have the right to determine, to the extent that securities are legally available for purchase in the Equity Offering, whether to apply the Notes to acquire equity securities or convert the Notes into Common Stock; provided, however, that in the event that all or a portion of outstanding principal and interest, if any, of the Notes exceeds the number of equity securities available in the Equity Offering, the balance of the Notes not applied to the purchase of equity securities will be converted into restricted shares of Common Stock at the then-effective Conversion Rate.

The Conversion Rate of the Notes is subject to adjustment on a full ratchet basis (i.e., if the Company issues any stock at a price less than the Conversion Rate, the Conversion Rate for all shares issuable upon conversion of the Notes will be adjusted downward to such price) in certain events including the Company's issuance of Common Stock, warrants or rights to purchase Common Stock (except for shares subject to stock options under or reserved for option grants under any shareholder approved Stock Option Plan or upon exercise or conversion of options, warrants or other exercisable or exchangeable equity or debt securities outstanding immediately prior to the issuance of the Notes) or securities convertible into Common Stock in each case for a consideration per share which is less than the then-effective Conversion Rate. In addition, the Conversion Rate is subject to an appropriate adjustment in the event of: (i) any subdivisions, combinations and reclassifications of the Company's Common Stock; (ii) any payment, issuance or distribution by the Company to its stockholders of a stock dividend; (iii) the consolidation or merger of the Company with or into another corporation whereby the Company is not the surviving entity; or (iv) the sale by the Company of substantially all of its assets.

In April 2003, holders of the Convertible Notes holding an aggregate principal amount of $495,000 entered into agreements with the Company whereby the holders agreed to modify the Conversion Rate of their Convertible Notes to $1.13 (the average closing sale price of the Company's Common Stock as reported on the NASDAQ Small Cap Market for the five business days immediately preceding the execution of the modification agreements) (the "Modified Conversion Rate"); provided further, that, in the event of an Equity Offering by the Company prior to the first anniversary of the issuance of the Convertible Notes, at a public offering price (which includes the exercise price of stock purchase rights offered in the Equity Offering) below the Modified Conversion Rate but in excess of $.79, the Conversion Rate of the Convertible Notes will be adjusted to not less than the public offering price.

The Company is obligated to issue to the holders of the Notes, on the earlier of (a) December 20, 2003, or (b) the consummation by the Company of an Equity Offering, Common Stock purchase warrants (the "Note Warrants") to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Notes were convertible at December 20, 2002. Each Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an exercise price (the "Exercise Price") equal to 110% of the lesser of (i) the Conversion Price of the Notes as of December 20, 2002, or (ii) the Conversion Price of the Notes on the date of issuance of the Note Warrants. The Exercise Price of the Note Warrants will be subject to anti-dilution adjustment on terms substantially similar to the anti-dilution adjustment of the Conversion Rate of the Notes. As of December 20, 2002, the Company has recognized an original issue discount of $220,000, in connection with the issuance of the Note Warrants.

The Bridge Notes and the Notes were issued by the Company in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and upon Regulation D promulgated thereunder. In relying upon such exemption (i) the Company did not engage in any "general solicitation" and (ii) each of the purchasers represented that (a) it was either an "accredited investor" as defined in Rule 501 promulgated under the Securities Act, or otherwise met the Company's investor suitability standard, (b) it was capable of evaluating the merits and risks of an investment in the Bridge Notes and the Notes, (c) it was acquiring the Bridge Notes and the Notes for its own account and not with a view to, or for resale in connection with, any distribution within the meaning of the Securities Act, in violation of the Securities Act, and (d) it was provided with access to all necessary information to enable it to evaluate the financial risk inherent in the transaction.

See Item 11 for certain information with respect to the Company's equity compensation plans in effect at December 31, 2002.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

Certain statements contained in this section and elsewhere in this Form 10-KSB constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changes in the markets for refrigerants (including unfavorable market conditions adversely affecting the demand for, and the price of refrigerants), regulatory and economic factors, seasonality, competition, litigation, the nature of supplier or customer arrangements which become available to the Company in the future, adverse weather conditions, possible technological obsolescence of existing products and services, possible reduction in the carrying value of long-lived assets, estimates of the useful life of its assets, potential environmental liability, customer concentration, the ability to obtain financing, and other risks detailed in the Company's other periodic reports filed with the Securities and Exchange Commission. The words "believe", "expect", "anticipate", "may", "plan", "should" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Several of the Company's accounting policies involve significant judgements, uncertainties and estimations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. To the extent that actual results differ from management's judgements and estimations there could be a material adverse effect on the Company. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those estimates related to its allowance for doubtful accounts, inventories and commitments and contingencies. With respect to accounts receivable, the Company estimates the necessary allowance for doubtful accounts based on both historical and anticipated trends of payment history and the ability of the customer to fulfill its obligations. For inventory, the Company evaluates both current and anticipated sales prices of its products to determine if a write down of inventory to net realizable value is necessary. The Company utilizes both internal and external sources to evaluate potential current and future liabilities for various commitments and contingencies. In the event that the assumptions or conditions change in the future the estimated liabilities could differ from the original estimates.

Overview

Over the past few years, the Company has been attempting to grow its service revenues through the development of a service offering known as RefrigerantSide® Services. RefrigerantSide® Services are sold to contractors and end-users associated with refrigeration systems in commercial air conditioning and industrial processing industries. These services are offered in addition to refrigerant sales and the Company's traditional refrigerant management services, which consist primarily of reclamation of refrigerants. The Company has created a network of service depots that provide a full range of the Company's RefrigerantSide® Services to facilitate the growth and development of its service offerings.

During 1999 and 2001 the Company completed sales of its Series A Preferred Stock. The net proceeds of these sales were used to expand the Company's service offering through a network of service depots and to provide working capital. Management believes that its RefrigerantSide® Services represent the Company's long term growth potential. However, in recent periods the Company has not been successful in growing its RefrigerantSide® Service revenue. As part of the Company's goal to grow its RefrigerantSide® Service business, in 2002, the Company commenced a restructuring of its sales and marketing efforts including hiring a new Vice President of Sales and Marketing. In the near term, the Company expects that it will incur additional expenses and losses related to the development of its RefrigerantSide® Services. In addition, to the extent that the network of service depots does not develop to expected operating levels, the Company may terminate the operations of certain of its service depots.

Sales of refrigerants continue to represent a majority of the Company's revenues. Most of the Company's refrigerant sales are Chlorofluorocarbon ("CFC") based refrigerants, which are no longer manufactured. In addition, the Company expects that, over time, the demand for CFC based refrigerants will decrease as equipment that utilizes other chemical based refrigerants replaces those units that utilize CFC based refrigerants. However, to the extent that the Company is unable to source CFC based refrigerants on commercially reasonable terms or at all, or the demand for CFC based refrigerants decreases, the Company's financial condition and results of operations would be materially adversely affected. In addition, the Company's long-term strategy of growth in revenues generated from RefrigerantSide® Services may cause reductions in revenues derived from the sale of refrigerants.

The Company believes that, for the foreseeable future in the refrigeration industry overall, there will be a trend towards lower sales prices, volumes and gross profit margins on refrigerant sales, which may result in an adverse effect on the Company's operating results. In addition, to the extent that the Company is unable to obtain refrigerants on commercially reasonable terms or experiences a decline in demand for refrigerants, the Company could realize reductions in refrigerant processing, and possible loss of revenues which would have a material adverse effect on its operating results.

Results of Operations

Year ended December 31, 2002 as compared to year ended December 31, 2001

Revenues for 2002 were $19,963,000, a decrease of $805,000 or 4% from the $20,768,000 reported during the comparable 2001 period. The decrease in revenues was primarily attributable to a decrease in refrigerant revenues and a decrease in RefrigerantSide® Services revenues. The decrease in refrigerant revenues is related to a reduction in the sales prices per pound for certain refrigerants. The decrease in RefrigerantSide® Services was primarily a reduction in the number of jobs sold.

Cost of sales for 2002 was $14,505,000, a decrease of $466,000 or 3% from the $14,971,000 reported during the comparable 2001 period. The decrease in cost of sales was primarily due to a reduction in payroll and supply costs associated with the Company's RefrigerantSide® Services offset by an increase in cost of refrigerant. As a percentage of sales, cost of sales were 73% of revenues for 2002, an increase from the 72% reported for the comparable 2001 period. The increase in cost of sales as a percentage of revenues was primarily attributable to an increase in the cost of refrigerant sold.

Operating expenses for 2002 were $7,911,000 a decrease of $106,000 or 1% from the $8,017,000 reported during the comparable 2001 period. The decrease was primarily attributable to a reduction in administrative payroll costs and a reduction in depreciation and amortization offset by an increase in marketing and sales payroll costs of $233,000 associated with the Company's RefrigerantSide® Service offering.

Other income (expense) for 2002 was $(69,000), compared to the $(179,000) reported during the comparable 2001 period. Other income (expense) includes interest expense of $347,000 and $423,000 for 2002 and 2001, respectively, offset by other income of $278,000 and $244,000 for 2002 and 2001, respectively. The decrease in interest expense is primarily attributed to a decrease in outstanding indebtedness and interest rates during 2002 as compared to 2001. Other income primarily relates to interest income and proceeds from the prepayment of the note receivable from Environmental Support Solutions, Inc. ("ESS").

No income taxes for the years ended December 31, 2002 and 2001 were recognized. The Company recognized a reserve allowance against the deferred tax benefit for the 2002 and 2001 losses. The tax benefits associated with the Company's net operating loss carry forwards would be recognized to the extent that the Company recognizes net income in future periods. A portion of the Company's net operating loss carry forwards are subject to annual limitations (see Note 4 to the Notes to the Consolidated Financial Statements).

Net loss for 2002 was $2,522,000 an increase of $123,000 or 5% from the $2,399,000 net loss reported during the comparable 2001 period. The increase in net loss was primarily attributable to a decrease in revenues resulting from lower sales prices of certain refrigerants sold as well as an increase in the cost of the refrigerant that was sold, offset by the non-recurring gain of $232,000 from the prepayment of the note receivable from ESS.

Liquidity and Capital Resources

At December 31, 2002, the Company had a working capital deficit of approximately $128,000, a decrease of $1,055,000 from working capital of $927,000 at December 31, 2001. The decrease in working capital is primarily attributable to the net loss incurred during the year ended December 31, 2002 offset by proceeds from the sale of Bridge Notes and Convertible Notes to purchasers including certain officers and the Series A Preferred Stockholders.

Principal components of current assets are inventory and trade receivables. At December 31, 2002, the Company had inventories of $2,967,000, an increase of $580,000 or 24% from the $2,387,000 at December 31, 2001. The increase in the inventory balance is due to the timing and availability of inventory purchases and the sale of refrigerants. The Company's ability to sell and replace its inventory on a timely basis and the prices at which it can be sold are subject, among other things, to current market conditions and the nature of supplier or customer arrangements (see "Seasonality and Fluctuations in Operating Results"). At December 31, 2002, the Company had trade receivables of $1,971,000, a decrease of $774,000 or 28% from the $2,745,000 at December 31, 2001. The

Company's trade receivables are concentrated with various wholesalers, brokers, contractors and end-users within the refrigeration industry that are primarily located in the continental United States.

The Company has historically financed its working capital requirements through cash flows from operations, the issuance of debt and equity securities, bank and related party borrowings. In recent years the Company has not financed its working capital requirements through cash flows from operations but rather from issuances of equity securities and bank borrowings. In order for the Company to finance its working capital requirements through cash flows from operations the Company must reduce its operating losses. There can be no assurances that the Company will be successful in lowering its operating losses, in which case the Company will be required to fund its working capital requirements from additional issuances of equity securities and/or additional bank borrowings. Based on the current investment environment there can be no assurances that the Company would be successful in raising additional capital. The inability to raise additional capital could have a material adverse effect on the Company. Furthermore, the inability of the Company to renew or replace its existing credit facility with The CIT Group/Business Credit, Inc. ("CIT") at the expiration of the term of the current facility on April 29, 2003 would have a material adverse effect on the Company's operations and financial condition.

Net cash used by operating activities for the year ended December 31, 2002, was $1,342,000 compared with net cash used by operating activities of $2,361,000 for the comparable 2001 period. Net cash used by operating activities was primarily attributable to the net loss for the 2002 period and an increase in inventories offset by a reduction in trade receivables.

Net cash used by investing activities for the year ended December 31, 2002, was $80,000 compared with net cash provided by investing activities of $554,000 for the prior comparable 2001 period. The net cash used by investing activities was due to equipment additions primarily associated with the Company's depot network.

Net cash provided by financing activities for the year ended December 31, 2002, was $585,000 compared with net cash provided by financing activities of $2,326,000 for the comparable 2001 period. The net cash provided by financing activities for the 2002 period primarily consisted of $1,150,000 aggregate proceeds received by the Company from the sale of Bridge Notes and Convertible Notes to purchasers including the holders of the Company's Series A Preferred Stock and certain officers and certain members of their family, offset by the repayment of long term debt of $788,000.

At December 31, 2002, the Company had cash and cash equivalents of $545,000. The Company continues to assess its capital expenditure needs. The Company may, to the extent necessary, continue to utilize its cash balances to purchase equipment primarily associated with its RefrigerantSide®Service offering and consolidation of its reclamation facilities. The Company estimates that capital expenditures during 2003 may range from approximately $500,000 to $700,000.

The following is a summary of the Company's significant contractual cash obligations for the periods indicated that existed as of December 31, 2002 and is more fully disclosed in the Notes to Consolidated Financial Statements (see Notes 9 and 11 to the Notes of the Consolidated Financial Statements included in this report on Form 10-KSB) (amounts in thousands of dollars).

	Year ended December 31,					
	2003	2004	2005	2006	2007	Total
Long term debt and capital lease obligations	$ 245	$ 1,045	$ 3	$ 3	$ 3	$ 1,299
Operating leases	664	324	120	70	72	1,250
Total contractual cash obligations	$ 909	$ 1,369	$ 123	$ 73	$ 75	$ 2,549

The Company has entered into a credit facility with CIT, which provides for borrowings to the Company of up to $6,500,000. The facility requires minimum borrowings of $1,250,000. The facility provides for a revolving line of credit and a term loan. Advances under the revolving line of credit are limited to (i) 80% of eligible trade accounts receivable and (ii) 50% of eligible inventory (which inventory amount shall not exceed 200% of eligible trade accounts receivable or $3,250,000). As of December 31, 2002, the Company had availability under its revolving line of credit of approximately $292,000. Advances available to the Company under the term loan are based on existing fixed asset valuations and future advances under the term loan of up to an additional $1,000,000 are based on future capital expenditures. As of December 31, 2002, the Company had approximately $303,000 outstanding under its term loans and $2,034,000 outstanding under its revolving line of credit and due to the expiration of the credit facility in April 2003, all such amounts are reflected on the Company's December 31, 2002 Balance Sheet as current liabilities. The facility bears interest at the prime rate plus 1.5%, 5.75% at December 31, 2002, and substantially all of the Company's assets are pledged as collateral for obligations to CIT. In addition, among other things, the agreements restrict the Company's ability to declare or pay any dividends on its capital stock. The Company has obtained a waiver from CIT to permit the payment of dividends on its Series A Preferred Stock.

The Company is currently in negotiations with CIT regarding a possible extension of the term of the credit facility or the entering into of a new credit facility, and is also seeking alternate sources of financing. While the Company believes that it will be able to obtain replacement financing, there can be no assurance that CIT will continue to lend funds to the Company after the expiration of the current credit facility or that the Company will be able to obtain financing from another source should CIT decide not to continue providing financing to the Company. However, even if the Company is able to obtain replacement financing it may be on terms that are less favorable to the Company than the current CIT facility. A failure of the Company to obtain adequate financing from CIT or an alternate source after the expiration of the current CIT credit facility would have a material adverse effect on the Company's operations and financial condition. As a result of this uncertainty, the Company's independent auditors have added an explanatory paragraph regarding the Company's ability to continue as a going concern.

Effective March 19, 1999, the Company sold 75% of its stock ownership in ESS to one of ESS's founders. The consideration for the Company's sale of its interest was $100,000 in cash and a six-year 6% interest bearing note in the amount of $380,000. The Company has recognized as income the portion of the proceeds associated with the note receivable upon the receipt of cash. This sale did not have a material effect on the Company's financial condition or results of operations. Effective October 11, 1999, the Company sold to three of ESS's employees an additional 5.4% ownership in ESS. The Company received $37,940 from the sale of this additional ESS stock. Effective April 18, 2000, ESS redeemed the balance of the Company's stock ownership in ESS. The Company received cash in the amount of $188,000 from the redemption. Pursuant to an agreement dated January 22, 2002, ESS and the Company agreed to a 16% discount of the outstanding balance on the note receivable. On January 25, 2002, as part of a capital financing completed by ESS, ESS paid the Company $231,951, representing the discounted balance as of that date, as full satisfaction of the note receivable and as of that date the Company recognized the proceeds as other income.

In November 2002, the Company consummated the private sale of Bridge Notes to a limited number of purchasers, for which it received gross proceeds of $655,000. The Bridge Notes were for a term of one year and were subordinate in payment to the Company's obligations under its credit facility with CIT. In accordance with the terms of the Bridge Notes, each of the purchasers, at their option, elected to defer quarterly interest payments which were to be added to the principal amount of the Bridge Notes as of each interest payment date and which accrued interest would, in turn, accrue interest at 12% per annum. The Bridge Notes automatically exchanged for the Exchange Notes, upon approval of such exchange by the Company's shareholders, which approval was obtained at the annual meeting on December 20, 2002.

Effective December 2002, the Company consummated the private sale of Convertible Notes to a limited number of purchasers, for which it received gross proceeds of $495,000. At or about the same time, the Bridge Notes were cancelled and exchanged for the Exchange Notes in a principal amount equal to the outstanding principal amount of the Bridge Notes immediately prior to the exchange together with accrued and unpaid interest thereon. The Notes have a term of two years and earn interest at an annual rate of 10% payable quarterly in arrears. Holders of the Notes had the one time option to elect to either receive payments of interest on a quarterly basis, subject to limitations described below, or defer quarterly interest payments, in which case, interest would be added to the outstanding amount of the Notes on each quarterly payment date and accrue interest at the then effective Notes interest rate. The Notes are unsecured and subordinate in payment to the Company's obligations under its credit facility with CIT. The Notes may not be prepaid in cash by the Company without the prior consent of CIT and payment of interest, if any, in cash on any scheduled quarterly interest payment date is limited to an aggregate of $20,000 per calendar year. Holders of the Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Company, upon, but not prior to, the first anniversary of the issuance of the Notes at the Conversion Rate of $.79 per share.

In the event of an Equity Offering by the Company at any time prior to the first anniversary of the issuance of the Notes, for gross proceeds of not less than $2 million (inclusive of the application of all outstanding principal and interest of the Notes), all outstanding principal and interest, if any, on the Notes shall be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or (ii) converted into restricted shares of Common Stock at the then effective Conversion Rate. Holders of the Notes have the right to determine, to the extent that securities are legally available for purchase in the Equity Offering, whether to apply the Notes to acquire such equity securities sold in the Equity Offering or convert the Notes into Common Stock; provided, however, that in the event that all or a portion of outstanding principal and interest, if any, of the Notes exceeds the number of equity securities available in the Equity Offering, the balance of the Notes not applied to the purchase of equity securities will be converted into restricted shares of Common Stock at the then-effective Conversion Rate.

The Conversion Rate of the Notes is subject to adjustment on a full ratchet basis (i.e., if the Company issues any stock at a price less than the Conversion Rate, the Conversion Rate for all shares issuable upon conversion of the Notes will be adjusted downward to such price) in certain events including the Company's issuance of Common Stock, warrants or rights to purchase Common Stock (except for shares subject to stock options under or reserved for option grants under any shareholder approved Stock Option Plan or upon exercise or conversion of options, warrants or other exercisable or exchangeable equity or debt securities outstanding immediately prior to the issuance of the Notes) or securities convertible into Common Stock in each case for a consideration per share which is less than the

then-effective Conversion Rate. In addition, the Conversion Rate is subject to an appropriate adjustment in the event of: (i) any subdivisions, combinations and reclassifications of the Company's Common Stock; (ii) any payment, issuance or distribution by the Company to its stockholders of a stock dividend; (iii) the consolidation or merger of the Company with or into another corporation whereby the Company is not the surviving entity; or (iv) the sale by the Company of substantially all of its assets.

In April 2003, holders of the Convertible Notes holding an aggregate principal amount of $495,000 entered into agreements with the Company whereby the holders agreed to modify the Conversion Rate of their Convertible Notes to the Modified Conversion Rate of $1.13 (the average closing sale price of the Company's Common Stock as reported on the NASDAQ Small Cap Market for the five business days immediately preceding the execution of the modification agreements); provided further, that, in the event of an Equity Offering by the Company prior to the first anniversary of the issuance of the Convertible Notes, at a public offering price (which includes the exercise price of stock purchase rights offered in the Equity Offering) below the Modified Conversion Rate but in excess of $.79, the Conversion Rate of the Notes will be adjusted to not less than the public offering price.

The Company is obligated to issue to the holders of the Notes, on the earlier of (a) December 20, 2003, or (b) the consummation by the Company of an Equity Offering, Note Warrants to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Notes were convertible at December 20, 2002. Each Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an Exercise Price equal to 110% of the lesser of (i) the Conversion Price of the Notes as of December 20, 2002, or (ii) the Conversion Price of the Notes on the date of issuance of the Note Warrants. The Exercise Price of the Note Warrants will be subject to the anti-dilution adjustment on terms substantially similar to anti-dilution adjustment of the Conversion Rate of the Notes. As of December 20, 2002, the Company has recognized an original issue discount of $220,000, in connection with the issuance of the Note Warrants.

On March 30, 1999, the Company completed the sale of 65,000 shares of its Series A Preferred Stock, with a liquidation value of $100 per share, to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. The gross proceeds from the sale of the Series A Preferred Stock were $6,500,000. The Series A Preferred Stock currently converts to Common Stock at a price of $2.375 per share, which was 27% above the closing market price of Common Stock on March 29, 1999.

On February 16, 2001, the Company completed the sale of 30,000 shares of its Series A Preferred Stock, with a liquidation value of $100 per share, to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. The gross proceeds from the sale of the Series A Preferred Stock were $3,000,000. The Series A Preferred Stock currently converts to Common Stock at a price of $2.375 per share, which was 23% above the closing market price of Common Stock on February 15, 2001.

The Series A Preferred Stock provides for anti-dilution adjustment of the conversion price in the event of the subsequent offering by the Company of securities for consideration per share less than the then effective conversion price of the Series A Preferred Stock. At the direction of the NASDAQ Stock Market, Inc., a minimum of $1.78 per share (the "Conversion Price Floor"), below which the conversion price of the Series A Preferred Stock could not be adjusted, had been instituted by the Company and the holders of the Series A Preferred Stock by amendment to the designation of the Series A Preferred Stock, and at the same time the Company agreed not to offer securities for consideration per share less than the Conversion Price Floor without the consent of the holders of the Series A Preferred Stock. Subsequently, in consideration for the consent of the holders of the Series A Preferred Stock to the Company's engagement in the private offering of the Notes at a conversion price below the Conversion Price Floor, the stockholders of the Company, at the annual meeting on December 20, 2002, voted in favor of a proposal to remove the Conversion Price Floor and the designation of the Series A Preferred Stock was amended accordingly. Although the holders of the Series A Preferred Stock agreed to waive their rights to an immediate downward adjustment of the current $2.375 conversion price of the Series A Preferred Stock in connection with the issuance of the Notes, any subsequent conversion of the Notes will result in a downward adjustment of the conversion price of the Series A Preferred Stock to equal the conversion price of the Notes. Consequently, upon conversion of the Exchange Notes at the $.79 per share conversion price the anti-dilution provisions of the Series A Preferred Stock will cause the conversion price of the Series A Preferred Stock to adjust downward to the $.79 per share. Assuming that the Series A Preferred Stock converts to common stock at a conversion price of $.79 per share and based upon 116,629 shares of Series A Preferred Stock issued as of December 31, 2002, the holders of the Series A Preferred Stock would receive 14,763,164 shares of common stock. Similarly, the conversion price of such Series A Preferred Stock may be subsequently adjusted to equal the consideration received by the Company in connection with any subsequent issuance of securities below $2.375.

The Series A Preferred Stock has voting rights on an as-if converted basis. The number of votes applicable to the Series A Preferred Stock is equal to the number of shares of Common Stock into which the Series A Preferred Stock is then convertible. The designation of the Series A Preferred Stock provided for a proxy granted by the holders of the Series A Preferred Stock in favor of certain of the Company's officers to vote all shares of Common Stock into which the Series A Preferred Stock converts (including any additional shares subsequently acquired by such holders) in excess of 29% of the votes entitled to be cast by the Series A Preferred Stock holders. As noted above, in consideration for consent of the holders of the Series A Preferred Stock to the Company's engagement in the private offering of the Notes at a conversion rate below the Conversion Price Floor, the stockholders of the Company, at the annual meeting on December 20, 2002, voted in favor of a proposal to remove the proxy from the designation of the Series A Preferred Stock and the designation of the Series A Preferred Stock was amended accordingly. The Series A Preferred Stock carries a dividend rate of 7%, which will increase to 16%, if the stock remains outstanding on or after March 31, 2004. The Company used the net proceeds from the issuance of the Series A Preferred Stock to expand its RefrigerantSide® Services business and for working capital purposes.

The Company pays dividends, in arrears, on the Series A Preferred Stock, semi annually, either in cash or additional shares, at the Company's option. On March 30 and September 30, 2002, the Company declared and paid, in-kind, the dividends on the outstanding Series A Preferred Stock and issued 3,873 and 4,011, respectively, additional shares of its Series A Preferred Stock in satisfaction of the dividends due. The Company may redeem the Series A Preferred Stock on March 31, 2004 either in cash or shares of Common Stock valued at 90% of the average trading price of the Common Stock for the 30 days preceding March 31, 2004. In addition, the Company may call the Series A Preferred Stock if the market price of its Common Stock is equal to or greater than 250% of the conversion price and the Common Stock has traded with an average daily volume in excess of 20,000 shares for a period of thirty consecutive days.

The Company has provided certain registration, preemptive and tag along rights to the holders of the Series A Preferred Stock. The holders of the Series A Preferred Stock, voting as a separate class, have the right to elect up to two members to the Company's Board of Directors or at their option, to designate up to two advisors to the Company's Board of Directors who will have the right to attend and observe meetings of the Board of Directors. Currently, the holders have elected one member to the Board of Directors.

The Company is continuing to evaluate opportunities to rationalize its operating facilities and its depot network based on ways to reduce costs or to increase revenues. As a result, the Company may discontinue certain operations, eliminate depot and overhead costs and, in doing so, may incur future charges to exit certain operations.

The Company believes that it will be able to satisfy its working capital requirements for the immediate future from anticipated cash flow from operations and available funds under its credit facility with CIT and any replacement facility it enters into after the expiration of the current term of the CIT facility. Although the Company believes it can obtain replacement financing for the CIT facility there can be no assurance that it will do so. Moreover, even if the Company obtains replacement financing for the CIT facility it believes that it will need additional financing during 2003 to support its continuing operations. In addition, any unanticipated expenses, including, but not limited to, an increase in the cost of refrigerants purchased by the Company, an increase in operating expenses or failure to achieve expected revenues from the Company's depots and/or refrigerant sales or additional expansion or acquisition costs that may arise in the future would adversely affect the Company's future capital needs. There can be no assurances that the Company's proposed or future plans will be successful, and as such, the Company may need to significantly modify its plans or it may require additional capital sooner than anticipated. The Company is currently seeking to obtain additional financing through the issuance of debt and/or equity securities. There can be no assurance that the Company will be able to obtain any additional capital on commercially reasonable terms or at all and its inability to do so would have a material adverse affect on the Company.

Inflation

Inflation has not historically had a material impact on the Company's operations. However, the current and anticipated rising cost of fuel prices will have a negative effect on the Company's purchase price of refrigerants and other products, which will have an adverse effect on the Company's operations.

Reliance on Suppliers and Customers

The Company's financial performance is in part dependent on its ability to obtain sufficient quantities of virgin and reclaimable refrigerants from manufacturers, wholesalers, distributors, bulk gas brokers, and from other sources within the air conditioning and refrigeration and automotive aftermarket industries, and on corresponding demand for refrigerants. To the extent that the Company is unable to obtain sufficient quantities of virgin or reclaimable refrigerants in the future, or resell reclaimed refrigerants at a profit, the Company's financial condition and results of operations would be materially adversely affected.

During the year ended December 31, 2002, one customer accounted for 11% of the Company's revenues. During the year ended December 31, 2001, one customer accounted for 15% of the Company's revenues. The loss of a principal customer or a decline in the economic prospects and purchases of the Company's products or services by any such customer could have a material adverse effect on the Company's financial position and results of operations.

Seasonality and Fluctuations in Operating Results

The Company's operating results vary from period to period as a result of weather conditions, requirements of potential customers, non-recurring refrigerant and service sales, availability and price of refrigerant products (virgin or reclaimable), changes in reclamation technology and regulations, timing in introduction and/or retrofit or replacement of CFC-based refrigeration equipment by domestic users of refrigerants, the rate of expansion of the Company's operations, and by other factors. The Company's business is seasonal in nature with peak sales of refrigerants occurring in the first half of each year. During past years, the seasonal decrease in sales of refrigerants have resulted in additional losses during the second half of the year. Delays in securing adequate supplies of refrigerants at peak demand periods, lack of refrigerant demand, increased expenses, declining refrigerant prices and a loss of a principal customer could result in significant losses. There can be no assurance that the foregoing factors will not occur and result in a material adverse effect on the Company's financial position and significant losses. With respect to the Company's RefrigerantSide® Services, to date, the Company has not identified any seasonal pattern. However, the Company could experience a similar seasonal element to this portion of its business in the future.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued FASB statement No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial reporting for obligations associated with retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

In April 2002, the FASB issued FASB statement No. 145 ("SFAS 145"), which rescinds FASB statements No. 4, 44 and 64 and amends FASB statement No. 13. SFAS 145 is effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued FASB statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for fiscal years beginning after December 31, 2002.

In December 2002, the FASB issued FASB statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("SFAS 148"), an amendment of SFAS No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company plans to continue to use the intrinsic value method for stock-based compensation. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002.

The Company will adopt each of the above pronouncements effective January 1, 2003. Currently, the Company does not believe that these adoptions will have a material impact on its financial position and results of operations.

Item 7. Financial Statements.

The financial statements appear in a separate section of this report following Part III.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The following table sets forth information with respect to the directors and executive officers of the Company:

Name	Age	Position
Kevin J. Zugibe	39	Chairman of the Board and Chief Executive Officer
Brian F. Coleman	41	President and Chief Operating Officer
James R. Buscemi	50	Chief Financial Officer
Neil B. Gafarian	55	Vice President Sales and Marketing
Charles F. Harkins, Jr.	41	Vice President Refrigerant Product Services
Stephen P. Mandracchia	43	Vice President Operations and Secretary
Vincent Abbatecola	56	Director
Robert L. Burr	52	Director
Dominic J. Monetta	61	Director
Otto C. Morch	69	Director
Harry C. Schell	68	Director
Robert M. Zech	37	Director

Kevin J. Zugibe, P.E. is a founder of the Company and has been a director and Chief Executive Officer of the Company since its inception in 1991. From May 1987 to May 1994, Mr. Zugibe was employed as a power engineer with Orange and Rockland Utilities, Inc., a major public utility, where he was responsible for all HVAC applications. Mr. Zugibe is a licensed professional engineer, and from December 1990 to May 1994, he was a member of Kevin J. Zugibe & Associates, a professional engineering firm. Mr. Zugibe is the brother-in-law of Stephen P. Mandracchia.

Brian F. Coleman has been President and Chief Operating Officer since his appointment on August 21, 2001 and served as Chief Financial Officer of the Company from May 1997 until December 31, 2002. From June of 1987 to May of 1997, Mr. Coleman was employed by and since July 1995, was a partner with BDO Seidman, LLP, the Company's independent auditors.

James R. Buscemi joined Hudson as Corporate Controller in June 1998 and has served as its Chief Financial Officer since December 31, 2002. Prior to joining Hudson, Mr. Buscemi held various financial positions within Avnet, Inc, including Chief Financial Officer of Avnet's electric motors and component part subsidiary, Brownell Electro, Inc.

Neil B. Gafarian joined Hudson in February 2002 as Vice President of Sales and Marketing. Prior to joining Hudson, Mr. Gafarian spent more than 20 years in the building automation and energy field, the last nine with Invensys, Plc. Also, Mr. Gafarian owned and operated his own telemarketing and consulting business.

Charles F. Harkins, Jr. has been with Hudson since 1992 and has served in a variety of capacities and currently is Vice President of Refrigerant Product Services ("RPS") a position he has held since October 2000. Prior to joining Hudson, Mr. Harkins served in the U.S. Army for 13 years attaining the rank of Staff Sergeant; he is a graduate of the U.S. Army Engineer School and the U.S. Army Chemical School.

Stephen P. Mandracchia has been an officer of the Company since 1993 and is currently the Vice President Operations and Secretary a position he has held since October 2000. Mr. Mandracchia is responsible for operations and regulatory legal affairs of the Company. Mr. Mandracchia was a member of the law firm of Martin, Vandewalle, Donohue, Mandracchia & McGahan, Great Neck, New York until December 31, 1995 (having been affiliated with such firm since August 1983). Mr. Mandracchia is the brother in-law of Mr. Zugibe.

Vincent P. Abbatecola has been a director of the Company since June 1994. Mr. Abbatecola is the owner and General Manager of Abbey Ice & Spring Water Company, a leading ice and bottled water company in the New York metropolitan area since May 1971. He serves as a Board Member and past Chairman of the Mid Atlantic Ice Association, Board Member and past Chairman of the National Packaged Ice Association and Past Chairman of the Food Safety Committee of the National Packaged Ice Association. Mr. Abbatecola also serves as Vice Chairman, Board of Governors of the Rockland County Health Center; Member, St. Thomas Aquinas College President's Council; Member, Rockland Business Association Board of Directors; Member, Nyack Hospital Corporation and Member, Union State Bank Chairman's Council.

Robert L. Burr has been a Director of the Company since August 1999. Mr. Burr has been a partner of Windcrest Discovery Capital Partners, LLC since October 2001 and has a consulting agreement with J.P. Morgan Partners under which he is the lead partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. Fleming US Discovery Partners, L.P. is the general partner of Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. Mr. Burr was employed by J. P. Morgan Chase & Co. from July 1995 to October 2001. From 1992 to 1995, Mr. Burr was head of Private Equity at Kidder, Peabody & Co., Inc. Previously, Mr. Burr served as the Managing General Partner of Morgan Stanley Ventures and General Partner of Morgan Stanley Venture Capital Fund I, L.P. and was a corporate lending officer with Citibank, N.A. Mr. Burr serves on the Board of Directors of Displaytech, Inc. and Impax Laboratories, Inc.

Dominic J. Monetta has been a director of the Company since April 1996. Since August 1993, Mr. Monetta has been the President of Resource Alternatives, Inc., a corporate development firm concentrating on solving management and technological problems facing chief executive officers and their senior executives. From December 1991 to May 1993, Mr. Monetta served as the Director of Defense Research and Engineering for Research and Advanced Technology for the United States Department of Defense. From June 1989 to December 1991, Mr. Monetta served as the Director of the Office of New Production Reactors of the United States Department of Energy.

Otto C. Morch has been a director of the Company since March 1996. Mr. Morch was a Senior Vice President of Commercial Banking at Provident Bank and retired from that position in December 1997.

Harry C. Schell has been a director of the Company since August 1998. Mr. Schell is the former chairman and chief executive officer of BICC Cables Corporation, from where he retired, and has served on the board of directors of the BICC Group (London), Phelps Dodge Industries, the National Electrical Manufacturers Association and the United Way of Rockland (New York).

Robert M. Zech has been a Director of the Company since June 1999. Mr. Zech has been a Partner of Windcrest Discovery Investments, LLC, an investment management firm, from its inception in February 2002. From April 1996 to October 2001, Mr. Zech was employed by J.P. Morgan Chase & Co., where he was a Partner of Fleming US Discovery Partners, L.P., the general partner of Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. From 1994 to 1996, Mr. Zech was an Associate with Cramer Rosenthal McGlynn, Inc., an investment management firm. Previously Mr. Zech served as an Associate with Wolfensohn & Co., a mergers & acquisitions advisory firm, and was a Financial Analyst at leveraged buyout sponsor Merrill Lynch Capital Partners, Inc. and in the investment banking division of Merrill Lynch & Co.

The Company has established a Compensation/Stock Option Committee of the Board of Directors, which is responsible for recommending the compensation of the Company's executive officers and for the administration of the Company's Stock Option Plans. The members of the Committee are Messrs. Abbatecola, Burr, Morch and Zech. The Company also has an Audit Committee of the Board of Directors, which supervises the audit and financial procedures of the Company. The members of the Audit Committee are Messrs. Abbatecola, Morch and Monetta. The Company also has an Executive Committee of the Board of Directors, which is authorized to exercise the powers of the board of directors in the general supervision and control of the business affairs of the Company during the intervals between meetings of the board. The members of the Executive Committee are Messrs. Burr, Schell and Zugibe. The Company's Occupational, Safety And Environmental Protection Committee is responsible for satisfying the Board that the Company's Environmental, Health and Safety policies, plans and procedures are adequate. The members of the Occupational, Safety and Environmental Protection Committee are Messrs. Monetta and Zugibe.

The By-laws of the Company provide that the Board of Directors is divided into two classes. Each class is to have a term of two years, with the term of each class expiring in successive years, and is to consist, as nearly as possible, of one-half of the number of directors constituting the entire Board. The By-laws provide that the number of directors shall be fixed by the Board of Directors but in any event, shall be no less than seven (7) (subject to decrease by a resolution adopted by the shareholders). The holders of the Series A Preferred Stock, voting as a separate class, have the right to elect up to two members to the Company's Board of Directors. Currently, the holders have elected one member to the Board of Directors. At the Company's December 20, 2002 Annual Meeting of the Shareholders, Messrs. Monetta, Schell, Zech and Zugibe were elected as directors to terms of office that will expire at the Annual Meeting of Shareholders to be held in the year 2004. Messrs. Abbatecola, Burr and Morch are currently serving as directors and whose terms of office expire at the Annual Meeting of the Shareholders to be held in the year 2003.

Compliance with Section 16(a) of the Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors, and greater than 10 percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms received by the Company, the Company believes that during the year ended December 31, 2002 all filing requirements applicable to its officers, directors, and greater than 10 percent beneficial stockholders were complied with, except that Mr. Zugibe failed to timely file a Form 4 or 5 with respect to options to purchase 15,000 shares of the Company's Common Stock granted to him in each of April 2002, July 2002 and October 2002.

Item 10. Executive Compensation

The following table discloses, for the years indicated, the compensation for the Company's Chief Executive Officer and each executive officer that earned over $100,000 during the year ended December 31, 2002 (the "Named Executives").

Summary Compensation Table

			Annual Compensation(1)		Long Term Compensation Awards
Name	Position	Year	Salary	Bonus	Securities Underlying Options
Kevin J. Zugibe (2)	Chairman of the Board and Chief Executive Officer	2002	$ 97,471	--	45,000 shares
		2001	$ 76,366	--	170,000 shares
		2000	$ 80,981	--	140,000 shares
Brian F. Coleman	President and Chief Operating Officer	2002	$138,799	--	--
		2001	$138,799	--	100,000 shares
		2000	$138,799	$12,248	37,500 shares
Neil B. Gafarian	Vice President Sales and Marketing	2002	$120,000	$37,917	40,000 shares
Charles F. Harkins, Jr.	Vice President RPS	2002	$110,079	$29,976	--
		2001	$108,852	$68,492	27,500 shares
		2000	$103,289	$10,126	42,500 shares
Stephen P. Mandracchia	Vice President Operations and Secretary	2002	$123,800	--	--
		2001	$123,800	--	15,000 shares
		2000	$113,415	--	77,500 shares

(1) The value of personal benefits furnished to the Named Executives during 2000, 2001 and 2002 did not exceed 10% of their respective annual compensation.

(2) A certain portion of Mr. Zugibe's compensation has been paid in stock option awards rather than cash. As a result, options to purchase shares of common stock of 45,000 and 120,000 for the years ended December 31, 2002 and 2001, respectively, were issued in lieu of cash compensation.

The Company granted options, which, except as otherwise set forth below, vest upon the date of grant, to the Named Executives during the fiscal year ended December 31, 2002, as shown in the following table:

Summary of Option Grants in the 2002 Fiscal Year

Name	Position	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal year	Exercise or Base price($/sh)	Expiration Date
Kevin J. Zugibe	Chairman and Chief Executive Officer	15,000 15,000 15,000	9.2% 9.2% 9.2%	$2.50 $1.90 $1.40	04/18/2007 07/01/2007 10/01/2007
Brian F. Coleman	President and Chief Operating Officer	--	--	--	--
Neil B. Gafarian	Vice President Sales and Marketing	40,000	24.5%	$2.65	02/13/2007
Charles F. Harkins, Jr.	Vice President RPS	--	--	--	--
Stephen P. Mandracchia	Vice President Operations and Secretary	--	--	--	--

The following table sets forth information concerning the value of unexercised stock options held by the Named Executives at December 31, 2002. No options were exercised by the Named Executives during the fiscal year ended December 31, 2002.

Aggregated Fiscal Year End Option Values Table

			Number of Securities Underlying Unexercised Options At December 31, 2002		Value of In-the-money Options At December 31, 2002(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin J. Zugibe Chairman and Chief Executive Officer	--	--	362,668	33,332	--	--
Brian F. Coleman President and Chief Operating Officer	--	--	150,168	13,332	--	--
Neil B. Gafarian Vice President Sales and Marketing	--	--	40,000	--	--	--
Charles F. Harkins, Jr. Vice President RPS	--	--	94,332	6,668	--	--
Stephen P. Mandracchia Vice President Operations And Secretary	--	--	108,500	10,000	--	--

(1) Year-end values of unexercised in-the-money options represent the positive spread between the exercise price of such options and the year-end market value of the Common Stock of $.85.

Compensation of Directors

Non-employee directors receive an annual fee of $3,000 and receive reimbursement for out-of-pocket expenses incurred, and an attendance fee of $500 and $250, respectively, for attendance at meetings of the Board of Directors and Board committee meetings. In addition, commencing in August 1998, non-employee directors receive 5,000 nonqualified stock options per year of service under the Company's Stock Option Plans.

In addition to the standard annual director's remuneration, Mr. Schell receives $20,000 and 5,000 stock options for serving as a director and a consultant to the Company. The additional stock options are issued with an exercise price equal to that of the other directors' option grants.

As of December 31, 2002, the Company has granted to Harry C. Schell nonqualified options to purchase 40,000 shares of Common Stock at exercise prices ranging from $2.38 to $3.00 per share. Such options vested and are fully exercisable as of December 31, 2002. The Company has also granted to each of Dominic J. Monetta, Otto Morch and Vincent Abbatecola, nonqualified options to purchase 20,000 shares of Common Stock at exercise prices ranging from $2.38 to $3.00 per share. Such options vested and are fully exercisable as of December 31, 2002. In addition, in connection with the appointment of two of their nominees as members of the Board of Directors, the Company has granted to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. nonqualified options to purchase 25,854 and 4,146 shares of common stock at an exercise price of $2.38 per share. All such options issued to the directors are vested and fully exercisable at December 31, 2002.

Employment Agreements

The Company has entered into a two-year employment agreement with Kevin J. Zugibe, which expires in May 2005 and is automatically renewable for two successive terms. Pursuant to the agreement, effective February 1, 2000, Mr. Zugibe is receiving an annual base salary of $141,000 with such increases and bonuses as the Board may determine. During 2002, the Board of Directors and Mr. Zugibe agreed, at Mr. Zugibe's option, to reduce the cash compensation and issued 45,000 additional stock options to Mr. Zugibe in satisfaction of his annual base salary. The Company is the beneficiary of a "key-man" insurance policy on the life of Mr. Zugibe in the amount of $1,000,000.

Stock Option Plans

1994 Stock Option Plan

The Company has adopted an Employee Stock Option Plan (the "1994 Plan") effective October 31, 1994 pursuant to which 725,000 shares of Common Stock are currently reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) nonqualified options. ISOs may be granted under the 1994 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options.

The 1994 Plan is intended to qualify under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is administered by the Compensation/Stock Option Committee of the Board of Directors. The Committee, within the limitations of the 1994 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the exercise price per share and the manner of exercise and the time, manner and form of payment upon exercise of an option. Unless sooner terminated, the 1994 Plan will expire on December 31, 2004.

ISOs granted under the 1994 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company) may not exceed $100,000. Non-qualified options granted under the 1994 Plan may not be granted at a price less than 85% of the market value of the Common Stock on the date of grant. Options granted under the 1994 Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). All options granted under the 1994 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

As of December 31, 2002, the Company had options outstanding to purchase 610,000 shares of Common Stock under the 1994 Plan. During 2000, the Company granted options to purchase 40,000 shares each to Kevin J. Zugibe, Stephen P. Mandracchia and Thomas P. Zugibe exercisable at $2.375 per share. Such options vest and are fully exercisable as of August 3, 2000. During 2001, the Company granted options to purchase shares to Kevin J. Zugibe, 50,000 shares; Brian F. Coleman, 20,000 shares; Stephen P. Mandracchia, 15,000 shares; and Thomas P. Zugibe, 20,000 shares, all of which are exercisable at $2.55 per share. Such options vest quarterly in equal amounts over three years, commencing with the first quarter of 2002. In addition, during 2001, in lieu of salary, the Company also granted options to purchase 15,000 shares to Kevin J. Zugibe exercisable at $2.55 per share, all of which vested and are fully exercisable as of December 13, 2001. During 2001, the Company also granted options to purchase 80,000 shares to Brian F. Coleman exercisable at $2.55 per share, all of which vested as of December 13, 2001, and which became exercisable as follows: 39,215 on 12/13/01, 39,215 on 12/13/02 and 1,570 on 12/13/03. In addition, during 2001, the Company also granted options to certain employees to purchase 20,000 shares exercisable at $2.55 per share. Such options vest quarterly in equal amounts over three years, commencing with the first quarter of 2002. During 2002, the Company granted options to purchase 40,000 shares to Neil B. Gafarian exercisable at $2.65 per share. In addition, during 2002, in lieu of salary, the Company granted options to purchase 45,000 shares to Kevin J. Zugibe exercisable at prices ranging from $1.40 to $2.50 per share. All such options vest immediately and become exercisable at various dates through June 2003 (see Note 12 to the Notes of the Consolidated Financial Statements).

1997 Stock Option Plan

The Company has adopted the 1997 Stock Option Plan (the "1997 Plan"), pursuant to which 2,000,000 shares of Common Stock are currently reserved for issuance upon the exercise of options designated as either (i) ISOs under the Code, or (ii) nonqualified options. ISOs may be granted under the 1997 Plan to employees and officers of the Company. Nonqualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options.

The 1997 Plan is intended to qualify under Rule 16b-3 under the Exchange Act and is administered by the Compensation/Stock Option Committee of the Board of Directors. The Committee, within the limitations of the 1997 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the exercise price per share and the manner of exercise and the time, manner and form of payment upon exercise of an option. Unless sooner terminated, the 1997 Plan will expire on June 11, 2007.

ISOs granted under the 1997 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company) may not exceed $100,000. Nonqualified options granted under the 1997 Plan may not be granted at a price less than the par value of the Common Stock. Options granted under the 1997 Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). Except as otherwise provided by the committee with respect to nonqualified options, all options granted under the 1997 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

As of December 31, 2002, the Company had options outstanding to purchase 1,152,716 shares of Common Stock under the 1997 Plan. During 1998, the Company granted non-qualified options to purchase 40,000, 25,000 and 25,000 shares at an exercise price of $3.00 per share to Kevin J. Zugibe, Stephen P. Mandracchia and Thomas P. Zugibe, respectively. Such options vested on August 31, 1998. In addition, during 1998, the Company also granted options to purchase 430,666 shares to certain officers, directors and employees, exercisable at prices ranging from $2.50 to $4.375 per share. During 1999, the Company granted options to purchase 1,000 shares each at an exercise price of $2.00 per share to Kevin J. Zugibe, Stephen P. Mandracchia and Thomas P. Zugibe, respectively. Such options vested and are fully exercisable as of November 3, 2000; November 3, 1999 and November 3, 1999, respectively. In addition, during 1999, the Company also granted options to purchase 156,000 shares to certain officers, directors and employees, exercisable at prices ranging from $1.781 to $2.63 per share. During 2000, the Company granted options to purchase 100,000 shares at an exercise price of $2.375 per share to Kevin J. Zugibe, which options vest at a rate of 50% upon issuance and 50% on the first anniversary date, and which become exercisable as follows: 14,500 on 8/4/00, 27,500 on 11/3/00, 14,500 on 8/4/01, 27,000 on 11/3/01, 14,500 on 8/4/02 and 2,000 on 11/2/02. During 2000, the Company granted options to purchase 37,500 and 62,500 shares at an exercise price of $2.375 per share to Stephen P. Mandracchia and Thomas P. Zugibe, respectively. Such options vest at a rate of 50% upon issuance and 50% on the first anniversary date. In addition, during 2000, the Company also granted options to purchase 274,500 shares to certain officers, directors and employees, exercisable at prices ranging from $2.375 to $2.78 per share. During 2001, the Company granted options to purchase 105,000 shares at an exercise price of $2.375 per share to Kevin J. Zugibe, which options vested and were fully exercisable as of February 7, 2001, as to 60,000 shares, and as of October 23, 2001 as to 45,000 shares. In addition, during 2001, the Company granted options to purchase 131,000 shares to certain directors and employees ranging from $2.375 to $3.08 per share. Such options vested and were fully exercisable as of the date of issuance. During 2002, the Company granted options to purchase 10,000 shares to James R. Buscemi exercisable at $1.30 per share. In addition, during 2002, the Company granted options to purchase 68,400 shares to certain employees at prices ranging from $1.30 to $1.60 per share. All such 2002 option issuances vested and were fully exercisable as of the date of issuance (see Note 12 to the Notes to the Consolidated Financial Statements included in this report on Form 10-KSB).

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as of March 7, 2003 based on information obtained from the persons named below, with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) the Named Executives, (iii) each director of the Company, and (iv) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)		Percentage of Common Shares Owned
Kevin J. Zugibe	604,563	(3)	10.9%
Brian F. Coleman	154,835	(4)	2.9%
Neil B. Gafarian	40,000	(5)	*
Charles F. Harkins	89,165	(6)	1.7%
Stephen P. Mandracchia	346,378	(7)	6.6%
Vincent P. Abbatecola	30,000	(8)	*
Robert L. Burr	--	(9)	*
Dominic J. Monetta	35,000	(8)	*
Otto C. Morch	25,600	(8)	*
Harry C. Schell	79,000	(10)	1.5%
Robert M. Zech	5,000	(11)	*
DuPont Chemical and Energy Operations, Inc.	500,000	(12)	8.8%
Flemings Funds	4,945,694	(13)	48.9%
All directors and executive officers as a group (12 persons)	1,409,541	(14)	23.3%

* = Less than 1%

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(1) Unless otherwise indicated, the address of each of the persons listed above is the address of the Company, 275 North Middletown Road, Pearl River, New York 10965.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from March 7, 2003. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not held by any other person) and which are exercisable within 60 days from March 7, 2003 have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common stock beneficially owned by them.

(3) Includes (i) 40,000 shares which may be purchased at $3.00 per share; (ii) 1,000 shares which may be purchased at $2.00 per share; (iii) 40,000 shares which may be purchased at $2.375 per share; (iv) 100,000 shares which may be purchased at $2.375 per share; (v) 60,000 shares which may be purchased at $2.375 per share; (vi) 45,000 shares which may be purchased at $2.375 per share; (vii) 15,000 shares which may be purchased at $2.551 per share; (viii) 15,000 shares which may be purchased at $2.50 per share; (ix) 15,000 shares which may be purchased at $1.90 per share; (x) 15,000 shares which may be purchased at $1.40 per share; and (xi) 20,835 shares which may be purchased at $2.551 per share under immediately exercisable options.

(4) Includes (i) 25,000 shares which may be purchased at $2.50 per share; (ii) 1,000 shares which may be purchased at $1.78 per share; (iii) 37,500 shares which may be purchased at $2.375 per share; and (iv) 80,335 shares which may be purchased at $2.551 per share under immediately exercisable options.

(5) Includes 40,000 shares which may be purchased at $2.65 per share under immediately exercisable options.

(6) Includes (i) 25,000 shares which may be purchased at $2.50 per share; (ii) 55,000 shares which may be purchased at $2.375 per share; (iii) 5,000 shares which may be purchased at $2.53 per share; and (iv) 4,165 shares which may be purchased at $2.55 per share under immediately exercisable options.

(7) Includes (i) 25,000 shares which may be purchased at $3.00 per share; (ii) 40,000 shares which may be purchased at $2.375 per share; (iii) 36,300 shares which may be purchased at $2.375 per share; and (iv) 6,250 shares which may be purchased at $2.551 per share under immediately exercisable options.

(8) Includes (i) 5,000 shares which may be purchased at $3.00 per share; (ii) 5,000 shares which may be purchased at $2.375 per share; (iii) 5,000 shares which may be purchased at $2.375 per share; (iv) 5,000 shares which may be purchased at $3.08 per share; and (v) 5,000 shares which may be purchased at $.85 per share under immediately exercisable options.

(9) Mr. Burr has been appointed a director by the Flemings Funds. The Flemings Funds have not designated a second director for the Company's board. Mr. Burr's share ownership excludes all shares of Common Stock beneficially owned by the Flemings Funds.

(10) Includes (i) 10,000 shares which may be purchased at $3.00 per share; (ii) 10,000 shares which may be purchased at $2.375 per share; (iii) 10,000 shares which may be purchased at $2.785 per share; (iv) 10,000 shares which may be purchased at $3.08 per share; and (v) 10,000 shares which may be purchased at $.85 per share under immediately exercisable options.

(11) Includes 5,000 shares which may be purchased at $.85 per share under immediately exercisable options.

(12) According to a Schedule 13D filed with the Securities and Exchange Commission, DuPont Chemical and Energy Operations, Inc. ("DCEO") and E.I. DuPont de Nemours and Company claim shared voting and dispositive power over the shares. DCEO's address is DuPont Building, Room 8045, 1007 Market Street, Wilmington, DE 19898.

(13) Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P., and their general partner, Fleming US Discovery Partners, L.P. and its general partner, Fleming US Discovery Partners LLC, collectively referred to as ("Flemings Funds") are affiliates. The beneficial ownership of the Flemings Funds assumes the conversion of Series A Preferred Stock owned by the Flemings Funds (which constitutes all of the outstanding Series A Preferred Stock) to Common Stock at a conversion rate of $2.375 per share. The holders of shares of Series A Preferred Stock vote together with the holders of the Common Stock based upon the number of shares of Common Stock into which the Series A Preferred Stock is then convertible. Also includes (i) 10,000 shares which may be purchased at $2.375 per share; (ii) 10,000 shares which may be purchased at $2.785 per share; (iii) 10,000 shares which may be purchased at $3.08 per share; and (iv) 5,000 shares which may be purchased at $.85 per share under immediately exercisable options. Flemings Funds address is c/o JP Morgan Chase & Co., 1221 Avenue of the Americas, 40th Floor, New York, New York 10020, except for Fleming US Discovery Offshore Fund III, L.P. whose address is c/o Bank of Bermuda LTD., 6 Front Street, Hamilton HM11 Bermuda.

(14) Includes exercisable options to purchase 891,385 shares of Common Stock owned by the directors and officers as a group. Excludes 4,945,694 shares beneficially owned by the Flemings Funds.

Equity Compensation Plan

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders:	1,762,716	$3.14	802,844
Equity compensation plans not approved by security holders (1):	166,842	$3.02	-
Total	1,929,558	$3.13	802,844

(1) Represents the aggregate number of shares of common stock issuable upon exercise of individual arrangements with option and warrant holders. These options and warrants are five years in duration, expire at various dates between March 2003 and March 2004, contain anti-dilution provisions providing for adjustments of the exercise price under certain circumstances and have termination provisions similar to options granted under stockholder approved plans. See Note 12 of Notes to the Consolidated Financial Statements for a description of the Company's Stock Option Plans.

Item 12. Certain Relationships and Related Transactions

In the regular course of its business, the Company purchases refrigerants from and sells refrigerants to DuPont and performs recovery, reclamation, RefrigerantSide® Services and other services for DuPont. During the years ended December 31, 2002 and 2001, the Company had sales to DuPont in the amount of $974,000 and $1,124,000, respectively (see "Description of Business" – Strategic Alliance).

On February 16, 2001, the Company completed the sale of 30,000 shares of its Series A Preferred Stock, with a liquidation preference of $100 per share, to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. The gross proceeds from the Sale of the Series A Preferred Stock were $3,000,000. Mr. Burr, a director of the Company, has a consulting agreement with J.P. Morgan Partners under which he is the lead partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. Fleming US Discovery Partners, L.P. is the general partner of Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P.

In November 2002, the Company consummated the private sale of Bridge Notes to certain officers and certain members of their family and the holders of the Series A Preferred Stock, for which it received gross proceeds of $655,000. The Bridge Notes were for a term of one year and were subordinate in payment to the Company's obligations under its credit facility with CIT. In accordance with the terms of the Bridge Notes, each of the purchasers, at their option, elected to defer quarterly interest payments which were to be added to the principal amount of the Bridge Notes as of each interest payment date and which accrued interest would, in turn, accrue interest at 12% per annum. The Bridge Notes automatically exchanged for the Exchange Notes, upon approval of such exchange by the Company's shareholders, which approval was obtained at the annual meeting on December 20, 2002.

Effective December 2002, the Company consummated the private sale of Convertible Notes to certain officers and certain members of their family and the holders of the Series A Preferred Stock, for which it received gross proceeds of $495,000. At or about the same time, the Bridge Notes were cancelled and exchanged for the Exchange Notes in a principal amount equal to the outstanding principal amount of the Bridge Notes immediately prior to the exchange together with accrued and unpaid interest thereon. The Notes have a term of two years and earn interest at an annual rate of 10% payable quarterly in arrears. Holders of the Notes had the one time option to elect to either receive payments of interest on a quarterly basis, subject to the limitations described below, or defer quarterly interest payments, in which case, interest would be added to the outstanding amount of the Notes on each quarterly payment date and accrue interest at the then effective Notes interest rate. The Notes are unsecured and subordinate in payment to the Company's obligations under its credit facility with CIT. The Notes may not be prepaid in cash by the Company without the prior consent of CIT and payment of interest, if any, in cash on any scheduled quarterly interest payment date is limited to an aggregate of $20,000 per calendar year. Holders of the Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Company, upon, but not prior to, the first anniversary of the issuance of the Notes at the Conversion Rate of $.79 per share.

In the event of an Equity Offering by the Company at any time prior to the first anniversary of the issuance of the Notes, for gross proceeds of not less than $2 million (inclusive of the application of all outstanding principal and interest of the Notes), all outstanding principal and interest, if any, on the Notes shall be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or (ii) converted into restricted shares of Common Stock at the then effective Conversion Rate. Holders of the Notes have the right to determine, to the extent that securities are legally available for purchase in the Equity Offering, whether to apply the Notes to acquire such equity securities sold in the Equity Offering or convert the Notes into Common Stock; provided, however, that in the event that all or a portion of outstanding principal and interest, if any, of the Notes exceeds the number of equity securities available in the Equity Offering, the balance of the Notes not applied to the purchase of equity securities will be converted into restricted shares of Common Stock at the then-effective Conversion Rate.

The Conversion Rate of the Notes is subject to adjustment on a full ratchet basis (i.e., if the Company issues any stock at a price less than the Conversion Rate, the Conversion Rate for all shares issuable upon conversion of the Notes will be adjusted downward to such price) in certain events including the Company's issuance of Common Stock, warrants or rights to purchase Common Stock (except for shares subject to stock options under or reserved for option grants under any shareholder approved Stock Option Plan or upon exercise or conversion of options, warrants or other exercisable or exchangeable equity or debt securities outstanding immediately prior to the issuance of the Notes) or securities convertible into Common Stock in each case for a consideration per share which is less than the

then-effective Conversion Rate. In addition, the Conversion Rate is subject to an appropriate adjustment in the event of: (i) any subdivisions, combinations and reclassifications of the Company's Common Stock; (ii) any payment, issuance or distribution by the Company to its stockholders of a stock dividend; (iii) the consolidation or merger of the Company with or into another corporation whereby the Company is not the surviving entity; or (iv) the sale by the Company of substantially all of its assets.

In April 2003, holders of the Convertible Notes holding an aggregate principal amount of $495,000 entered into agreements with the Company whereby the holders agreed to modify the Conversion Rate of their Convertible Notes to the Modified Conversion Rate of $1.13 (the average closing sale price of the Company's Common Stock as reported on the NASDAQ Small Cap Market for the five business days immediately preceding the execution of the modification agreements); provided further, that, in the event of an Equity Offering by the Company prior to the first anniversary of the issuance of the Convertible Notes, at a public offering price (which includes the exercise price of stock purchase rights offered in the Equity Offering) below the Modified Conversion Rate but in excess of $.79, the Conversion Rate of the Notes will be adjusted to not less than the public offering price.

The Company is obligated to issue to the holders of the Notes, on the earlier of (a) December 20, 2003, or (b) the consummation by the Company of an Equity Offering, Note Warrants to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Notes were convertible at December 20, 2002. Each Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an Exercise Price equal to 110% of the lesser of (i) the Conversion Price of the Notes as of December 20, 2002, or (ii) the Conversion Price of the Notes on the date of issuance of the Note Warrants. The Exercise Price of the Note Warrants will be subject to the anti-dilution adjustment on terms substantially similar to anti-dilution adjustment of the Conversion Rate of the Notes. As of December 20, 2002, the Company has recognized an original issue discount of $220,000, in connection with the issuance of the Note Warrants.

The Bridge Notes and the Notes were issued by the Company in reliance on Section 4(2) of the Securities Act and upon Regulation D promulgated thereunder. In relying upon such exemption (i) the Company did not engage in any "general solicitation" and (ii) each of the purchasers represented that (a) it was either an "accredited investor" as defined in Rule 501 promulgated under the Securities Act, or otherwise met the Company's investor suitability standard, (b) it was capable of evaluating the merits and risks of an investment in the Convertible Notes, (c) it was acquiring the Convertible Notes for its own account and not with a view to, or for resale in connection with, any distribution within the meaning of the Securities Act, in violation of the Securities Act, and (d) it was provided with access to all necessary information to enable it to evaluate the financial risk inherent in the transaction.

The Series A Preferred Stock provides for anti-dilution adjustment of the conversion price in the event of the subsequent offering by the Company of securities for consideration per share less than the then effective conversion price of the Series A Preferred Stock. At the direction of the NASDAQ Stock Market, Inc., a minimum of $1.78 per share (the "Conversion Price Floor"), below which the conversion price of the Series A Preferred Stock could not be adjusted, had been instituted by the Company and the holders of the Series A Preferred Stock by amendment to the designation of the Series A Preferred Stock, and at the same time the Company agreed not to offer securities for consideration per share less than the Conversion Price Floor without the consent of the holders of the Series A Preferred Stock. Subsequently, in consideration for the consent of the holders of the Series A Preferred Stock to the Company's engagement in the private offering of the Notes at a conversion price below the Conversion Price Floor, the stockholders of the Company, at the annual meeting on December 20, 2002, voted in favor of a proposal to remove the Conversion Price Floor and the designation of the Series A Preferred Stock was amended accordingly. Although the holders of the Series A Preferred Stock agreed to waive their rights to an immediate downward adjustment of the current $2.375 conversion price of the Series A Preferred Stock in connection with the issuance of the Notes, any subsequent conversion of the Notes will result in a downward adjustment of the conversion price of the Series A Preferred Stock to equal the conversion rate of the Notes. Consequently, upon conversion of the Exchange Notes at the $.79 per share conversion price the anti-dilution provisions of the Series A Preferred Stock will cause the conversion price of the Series A Preferred Stock to adjust downward to the $.79 per share. Assuming that the Series A Preferred Stock converts to common stock at a conversion price of $.79 per share and based upon 116,629 shares of Series A Preferred Stock issued as of December 31, 2002, the holders of the Series A Preferred Stock would receive 14,763,164 shares of common stock. Similarly, the conversion price of such Series A Preferred Stock may be subsequently adjusted to equal the consideration received by the Company in connection with any subsequent issuance of securities below $2.375.

The designation of the Series A Preferred Stock provided for a proxy granted by the holders of the Series A Preferred Stock in favor of certain of the Company's officers to vote all shares of Common Stock into which the Series A Preferred Stock converts (including any additional shares subsequently acquired by such holders) in excess of 29% of the votes entitled to be cast by the Series A Preferred Stock holders. As noted above, in consideration for consent of the holders of the Series A Preferred Stock to the Company's engagement in the private offering of Convertible Notes at a conversion rate below the Conversion Price Floor, the stockholders of the Company, at the annual meeting on December 20, 2002, voted in favor of a proposal to remove the proxy from the designation of the Series A Preferred Stock.

Item 13. Exhibits and Reports on Form 8-K.

(a) Exhibits

3.1 Certificate of Incorporation and Amendment. (1)
3.2 Amendment to Certificate of Incorporation, dated July 20,1994. (1)
3.3 Amendment to Certificate of Incorporation, dated October 26, 1994. (1)
3.4 By-Laws. (1)
3.5 Certificate of Amendment of the Certificate of Incorporation dated March 16, 1999. (5)
3.6 Certificate of Correction of the Certificate of Amendment dated March 25, 1999. (5)
3.7 Certificate of Amendment of the Certificate of Incorporation dated March 29, 1999. (5)
3.8 Certificate of Amendment of the Certificate of Incorporation dated February 16, 2001. (7)
3.9 Amendment to Certificate of Incorporation dated January 3, 2003
10.1 Lease Agreement between the Company and Ramapo Land Co., Inc. (1)
10.2 1994 Stock Option Plan of the Company. (1) (*)
10.3 Employment Agreement with Kevin J. Zugibe. (1) (*)
10.4 Assignment of patent rights from Kevin J. Zugibe to Registrant. (1)
10.5 Agreements dated January 29, 1997 between E.I. DuPont de Nemours, DCEO, and the Company. (2)
10.6 Loan and security agreements and warrant agreements dated April 29, 1998 between the Company and CIT Group/Credit Financing Group, Inc. (3)
10.7 Stock Purchase Agreement, Registration Rights Agreement and Stockholders Agreement dated March 30, 1999 between the Company and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (4)
10.8 1997 Stock Option Plan of the Company, as amended. (6) (*)
10.9 Stock Purchase Agreements dated February 16, 2001 between the Company and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (7)
10.10 First Amendment to Registration Rights Agreement dated February 16, 2001 between the Company and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (7)
10.11 First Amendment to Stockholders Agreement dated February 16, 2001 between the Company and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (7)
10.12 Certificate of Amendment of the Certificate of Incorporation of Hudson Technologies, Inc., dated March 20, 2002. (8)
10.13 First Amendment to Stock Purchase Agreements and Waiver, between Hudson Technologies, Inc. and Fleming US Discovery Fund III, L.P., dated March 5, 2002. (8)
10.14 First Amendment to Stock Purchase Agreements and Waiver, between Hudson Technologies, Inc. and Fleming US Discovery Offshore Fund III, L.P., dated March 5, 2002. (8)
10.15 Form of 10% Subordinated Convertible Note dated December 20, 2002.
10.16 Form of Common Stock Purchase Warrants to be issued to Holders of 10% Subordinated Convertible Note dated December 20, 2002.
21 Subsidiaries of the Registrant.
23.1 Consent of BDO Seidman, LLP.
99.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

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(1) Incorporated by reference to the comparable exhibit filed with the Company's Registration Statement on Form SB-2 (No. 33-80279-NY).
(2) Incorporated by reference to the comparable exhibit filed with the Company Report in Form 8-K dated January 29, 1997.
(3) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 10-QSB for the quarter ended March 31, 1998.
(4) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 10-KSB for the year ended December 31, 1998.
(5) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 10-QSB for the quarter ended June 30, 1999.
(6) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 10-KSB for the year ended December 31, 1999.
(7) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 10-KSB for the year ended December 31, 2000.
(8) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 10-KSB for the year ended December 31, 2001.
(*) Denotes Management Compensation Plan, agreement or arrangement.

(b) Reports on Form 8-K:
During the quarter ended December 31, 2002, no report on Form 8-K was filed.

Item 14. Controls and Procedures

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. It should be noted that the design of any system of controls is based in part upon certain assumptions of the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under the potential future conditions, regardless of how remote such condition may be. Subsequent to the date of their evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON TECHNOLOGIES, INC.

By: /s/ Kevin J. Zugibe
Kevin J. Zugibe, Chairman and Chief Executive Officer

Date: April 14, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin J. Zugibe Kevin J. Zugibe	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 14, 2003
/s/ James R. Buscemi James R. Buscemi	Chief Financial Officer (Principal Financial and Accounting Officer)	April 14, 2003
/s/ Vincent Abbatecola Vincent Abbatecola	Director	April 14, 2003
/s/ Robert L. Burr Robert L. Burr	Director	April 14, 2003
/s/ Dominic J. Monetta Dominic J. Monetta	Director	April 14, 2003
/s/ Otto C. Morch Otto C. Morch	Director	April 14, 2003
/s/ Harry C. Schell Harry C. Schell	Director	April 14, 2003
/s/ Robert M. Zech Robert M. Zech	Director	April 14, 2003

Hudson Technologies, Inc.
Certification of Principal Executive Officer

I, Kevin J. Zugibe, Chief Executive Officer and Chairman of the Board, of Hudson Technologies, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Hudson Technologies, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 14, 2003

/s/ Kevin J. Zugibe
Kevin J. Zugibe
Chief Executive Officer and
Chairman of the Board

Hudson Technologies, Inc.
Certification of Chief Financial Officer

I, James R. Buscemi, Chief Financial Officer, of Hudson Technologies, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Hudson Technologies, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 14, 2003

/s/ James R. Buscemi
James R. Buscemi
Chief Financial Officer

Hudson Technologies, Inc.
Consolidated Financial Statements

Contents

Report of Independent Certified Accountants

To Stockholders and Board of Directors

Hudson Technologies, Inc.
Pearl River, New York

We have audited the accompanying consolidated balance sheet of Hudson Technologies, Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson Technologies, Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's credit facility expires in April 2003 and the Company has not renewed the agreement. This item has raised substantial doubt about its ability to continue as a going concern. Management's plans in regards to this matter is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

Valhalla, New York
March 7, 2003

Hudson Technologies, Inc. and subsidiaries
Consolidated Balance Sheet
(Amounts in thousands, except for share and par value amounts)

	December 31, 2002
Assets	
Current assets:	
Cash and cash equivalents	$ 545
Trade accounts receivable - net	1,971
Inventories	2,967
Prepaid expenses and other current assets	249
Total current assets	5,732
Property, plant and equipment, less accumulated depreciation	2,551
Other assets	139
Total Assets	$ 8,422
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,278
Short-term debt	2,582
Total current liabilities	5,860
Long-term debt, less current maturities	124
Long-term debt – related parties	930
Total Liabilities	6,914
Commitments and contingencies	
Stockholders' equity:	
Preferred stock shares authorized 5,000,000:	
Series A Convertible Preferred stock, $.01 par value ($100 liquidation preference value); shares authorized 150,000; issued and outstanding 116,629	11,663
Common stock, $0.01 par value; shares authorized 50,000,000; issued outstanding 5,165,020	52
Additional paid-in capital	20,019
Accumulated deficit	(30,226)
Total Stockholders' Equity	1,508
Total Liabilities and Stockholders' Equity	$ 8,422

See accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except for share and per share amounts)

	For the year ended December 31,	
	2002	**2001**
Revenues	$19,963	$20,768
Cost of sales	14,505	14,971
Gross Profit	5,458	5,797
Operating expenses:		
Selling and marketing	2,412	2,322
General and administrative	4,357	4,475
Depreciation and amortization	1,142	1,220
Total operating expenses	7,911	8,017
Operating loss	(2,453)	(2,220)
Other income (expense):		
Interest expense	(347)	(423)
Other income	253	230
Gain on sale of assets	25	14
Total other income (expense)	(69)	(179)
Loss before income taxes	(2,522)	(2,399)
Income taxes	--	--
Net loss	(2,522)	(2,399)
Preferred stock dividends	(796)	(723)
Available for common shareholders	$(3,318)	$(3,122)
Net loss per common share – basic and diluted	$ (0.64)	$ (0.61)
Weighted average number of shares outstanding	5,162,228	5,103,733

See accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and subsidiaries
Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except for share amounts)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	**72,195**	**$ 7,219**	**5,088,820**	**$ 51**	**$ 21,133**	**$ (25,305)**	**$ 3,098**
Issuance of Common Stock upon exercise of stock options	--	--	67,700	1	150	--	151
Issuance of Series A Preferred Stock – Net	30,000	3,000	--	--	(60)	--	2,940
Dividends paid in-kind on Series A Preferred Stock	6,550	656	--	--	(656)	--	--
Net Loss	--	--	--	--	--	(2,399)	(2,399)
Balance at December 31, 2001	**108,745**	**10,875**	**5,156,520**	**52**	**20,567**	**(27,704)**	**3,790**
Issuance of Common Stock upon exercise of stock options	--	--	8,500	--	20	--	20
Dividends paid in-kind on Series A Preferred Stock	7,884	788	--	--	(788)	--	--
Original issue discount on related party debt in connection with issuance of warrants	--	--	--	--	220	--	220
Net Loss	--	--	--	--	--	(2,522)	(2,522)
Balance at December 31, 2002	**116,629**	**$11,663**	**5,165,020**	**$ 52**	**$ 20,019**	**$(30,226)**	**$1,508**

See accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and subsidiaries
Consolidated Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
(Amounts in thousands)

	For the year ended December 31,	
	2002	**2001**
Cash flows from operating activities:		
Net loss	$(2,522)	$(2,399)
Adjustments to reconcile net loss		
to cash used by operating activities:		
Depreciation and amortization	1,142	1,220
Allowance for doubtful accounts	144	60
Gain on sale of assets	(25)	(14)
Changes in assets and liabilities:		
Trade accounts receivable	631	(218)
Inventories	(580)	(486)
Prepaid expenses and other current assets	(99)	47
Other assets	(24)	(17)
Accounts payable and accrued expenses	(9)	(548)
Deferred income	--	(6)
Cash used by operating activities	(1,342)	(2,361)
Cash flows from investing activities:		
Proceeds from sale of property, plant and equipment	244	937
Additions to patents	--	(9)
Additions to property, plant, and equipment	(324)	(374)
Cash provided (used) by investing activities	(80)	554
Cash flows from financing activities:		
Proceeds from issuance of preferred stock – net	--	2,940
Proceeds from issuance of common stock – net	20	151
Proceeds from short-term debt – net	28	272
Proceeds from long-term debt	1,325	--
Repayment of long-term debt	(788)	(1,037)
Cash provided by financing activities	585	2,326
Increase (decrease) in cash and cash equivalents	(837)	519
Cash and equivalents at beginning of period	1,382	863
Cash and equivalents at end of period	$ 545	$ 1,382

	2002	2001
Supplemental disclosure of cash flow information:		
Cash paid during period for interest	$347	$423
Supplemental schedule of non-cash investing and financing activities:		
In-kind payment of preferred stock dividends	$788	$656

See accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and subsidiaries
Notes to the Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Business

Hudson Technologies, Inc., incorporated under the laws of New York on January 11, 1991, together with its subsidiaries (collectively, "Hudson" or the "Company"), is a refrigerant services company providing innovative solutions to recurring problems within the refrigeration industry. The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, including (i) refrigerant sales, (ii) RefrigerantSide® Services performed at a customer's site, consisting of system decontamination to remove moisture, oils and other contaminants and (iii) reclamation of refrigerants. The Company operates through its wholly owned subsidiary Hudson Technologies Company.

Consolidation

The consolidated financial statements represent all companies of which Hudson directly or indirectly has majority ownership or otherwise controls. Significant intercompany accounts and transactions have been eliminated. The Company's consolidated financial statements include the accounts of wholly-owned subsidiaries Hudson Holdings, Inc. and Hudson Technologies Company.

Fair value of financial instruments

The carrying values of financial instruments including trade accounts receivable, and accounts payable approximate fair value at December 31, 2002, because of the relatively short maturity of these instruments. The carrying value of short-and long-term debt approximates fair value, based upon quoted market rates of similar debt issues, as of December 31, 2002.

Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade accounts receivable. The Company maintains its temporary cash investments in highly-rated financial institutions that exceed FDIC insurance coverage. The Company's trade accounts receivables are due from companies throughout the U.S. The Company reviews each customer's credit history before extending credit.

The Company establishes an allowance for doubtful accounts based on factors associated with the credit risk of specific accounts, historical trends, and other information and the carrying value of its accounts receivable are reduced by the established allowance. The allowance for doubtful accounts includes any accounts receivable balances that are determined to be uncollectable, along with a general reserve for the remaining accounts receivable balances. The Company may adjust its general or specific reserves based on factors that affect the collectibility of the accounts receivable balances.

During the year ended December 31, 2002, one customer accounted for 11% of the Company's revenues and as of December 31, 2002 there was $223,000 accounts receivable balance from this customer. During the year ended December 31, 2001, one customer accounted for 15% of the Company's revenues and as of December 31, 2001 there were no related accounts receivable balance from this customer. The loss of a principal customer or a decline in the economic prospects and purchases of the Company's products or services by any such customer could have an adverse effect on the Company's financial position and results of operations.

During the years ended December 31, 2002 and 2001, the Company had sales to E.I. DuPont de Nemours and Company ("DuPont"), an affiliate, in the amount of $974,000 and $1,124,000, respectively.

Cash and cash equivalents

Temporary investments with original maturities of ninety days or less are included in cash and cash equivalents.

Inventories

Inventories, consisting primarily of reclaimed refrigerant products available for sale, are stated at the lower of cost, on a first-in first-out basis, or market.

Property, plant, and equipment

Property, plant, and equipment are stated at cost; including internally manufactured equipment. The cost to complete equipment that is under construction is not considered to be material to the Company's financial position. Provision for depreciation is recorded (for financial reporting purposes) using the straight-line method over the useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the shorter of economic life or terms of the respective leases. Costs of maintenance and repairs are charged to expense when incurred.

Due to the specialized nature of the Company's business, it is possible that the Company's estimates of equipment useful life periods may change in the future.

Revenues and cost of sales

Revenues are recorded upon completion of service or product shipment and passage of title to customers in accordance with contractual terms. The Company evaluates each sale to ensure collectibility. In addition, each sale is based on an arrangement with the customer and the sales price to the buyer is fixed. Cost of sales is recorded based on the cost of products shipped or services performed and related direct operating costs of the Company's facilities. To the extent that the Company charges shipping fees such amounts are included as a component of revenue and the corresponding costs are included as a component of cost of sales.

The Company's revenues are derived from refrigerant and reclamation sales and RefrigerantSide® Services revenues. The revenues for each of these lines are as follows:

Year Ended December 31, *(in thousands)*	2002	2001
Refrigerant and reclamation sales	$16,528	$16,810
RefrigerantSide® Services	3,435	3,958
Total	$19,963	$20,768

Income taxes

The Company utilizes the asset and liability method for recording deferred income taxes, which provides for the establishment of deferred tax asset or liability accounts based on the difference between tax and financial reporting bases of certain assets and liabilities.

The Company recognized a reserve allowance against the deferred tax benefit for the current and prior period losses. The tax benefit associated with the Company's net operating loss carry forwards would be recognized to the extent that the Company recognized net income in future periods.

Loss per common and equivalent shares

Loss per common share, Basic, is calculated based on the net loss for the period plus dividends on the outstanding Series A Preferred Stock, $796,000 and $723,000 for the years ended December 31, 2002 and 2001, respectively, divided by the weighted average number of shares outstanding. If dilutive, common equivalent shares (common shares assuming exercise of options and warrants or conversion of Preferred Stock) utilizing the treasury stock method are considered in the presentation of dilutive earnings per share. The effect of equivalent shares was not dilutive in either 2002 or 2001.

Estimates and Risks

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities, and the results of operations during the reporting period. Actual results could differ from these estimates.

The Company participates in an industry that is highly regulated, changes in which could affect operating results. Currently the Company purchases virgin and reclaimable refrigerants from domestic suppliers and its customers. To the extent that the Company is unable to obtain refrigerants on commercially reasonable terms or experiences a decline in demand for refrigerants, the Company could realize reductions in refrigerant processing and possible loss of revenues, which would have a material adverse affect on operating results.

The Company is subject to various legal proceedings. The Company assesses the merit and potential liability associated with each of these proceedings. In addition, the Company estimates potential liability, if any, related to these matters. To the extent that these estimates are not accurate, or circumstances change in the future, the Company could realize liabilities which would have a material adverse affect on operating results and its financial position.

Impairment of long-lived assets and long-lived assets to be disposed of

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Stock options

The Company has historically used the intrinsic value method of accounting for employee stock options as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation cost for stock options has been measured as the excess, if any, of the quoted market price of Company stock at the date of the grant over the amount the employee must pay to acquire the stock. The compensation cost is recognized over the vesting period of the options.

Both the stock-based employee compensation cost included in the determination of the net income as reported and the stock-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards, as well as the resulting pro-forma net income and earning per share using the fair value approach, are presented in the following table. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

Years ended December 31,	2002	2001
Pro forma results		
(In thousands, except per share amounts)		
Net loss available for common shareholders:		
As reported	$(3,318)	$(3,122)
Total stock based employee compensation expense determined under fair value based method	387	447
Pro forma	$(3,705)	$(3,569)
Loss per common share-basic and diluted:		
As reported	$ (.64)	$ (.61)
Pro forma	$ (.72)	$ (.70)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued FASB statement No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial reporting for obligations associated with retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

In April 2002, the FASB issued FASB statement No. 145 ("SFAS 145"), which rescinds FASB statements No. 4, 44 and 64 and amends FASB statement No. 13. SFAS 145 is effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued FASB statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for fiscal years beginning after December 31, 2002.

In December 2002, the FASB issued FASB statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("SFAS 148"), an amendment of SFAS No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company plans to continue to use the intrinsic value method for stock-based compensation. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002.

The Company will adopt each of the above pronouncements effective January 1, 2003. Currently, the Company does not believe that these adoptions will have a material impact on its financial position and results of operations.

Note 2 – Liquidity and going concern

The Company has been substantially dependent on loans from CIT Group/Business Credit, Inc. ("CIT") and its principal stockholders, and proceeds from the sale of its securities. In addition, the agreement between CIT, the Company's primary lender, and the Company expires on April 29, 2003 and the Company has not obtained a renewal of this credit facility. Although the Company believes it can obtain replacement financing should CIT decide not to continue its lending relationship with the Company there can be no assurance that it can obtain such financing.

Even if the Company is able to replace its current credit facility with CIT the Company anticipates that it will need to raise additional capital in 2003. No assurances can be made that the Company will be successful in the sales of its securities or in obtaining an extension or renewal of its credit facility to meet the Company's working capital needs. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As discussed above, the Company is dependent on outside sources of financing to fund its working capital needs. This condition gives rise to substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Dispositions

Effective March 19, 1999, the Company sold 75% of its stock ownership in Environmental Support Solutions, Inc. ("ESS") to one of ESS's founders. The consideration for the Company's sale of its interest was $100,000 in cash and a six-year 6% interest bearing note in the amount of $380,000. The Company has recognized as income the portion of the proceeds associated with the note receivable upon the receipt of cash. The Company recognized a valuation allowance for 100% of the note receivable. Subsequent to March 19, 1999, in two separate transactions, ESS redeemed the balance of the Company's stock ownership in ESS and the proceeds from the redemption were included as other income. Pursuant to an agreement dated January 22, 2002, ESS and the Company agreed to a 16% discount of the outstanding balance on the note receivable. On January 25, 2002, as part of a capital financing completed by ESS, ESS paid the Company $231,951, representing the discounted balance as of that date, as full satisfaction of the note received and as of that date, the Company recognized the proceeds as other income.

Note 4 - Other income

For the year ended December 31, 2002, other income of $253,000 consisted primarily of the prepayment of the remaining balance of the note receivable from ESS and to a lesser extent, interest income. For the year ended December 31, 2001, other income of $230,000 consisted primarily of interest income, lease rental income from the Company's Ft. Lauderdale facility, which was sold on March 22, 2001, and payments received from the note receivable from ESS.

Note 5 - Income taxes

During the years ended December 31, 2002 and 2001, there was no income tax expense recognized due to the Company's net losses.

Reconciliation of the Company's actual tax rate to the U.S. Federal statutory rate is as follows:

Year ended December 31, *(in percents)*	2002	2001
Income tax rates		
- Statutory U.S. Federal rate	(34%)	(34%)
- States, net U.S. benefits	(4%)	(4%)
- Valuation allowance	38%	38%
Total	- %	- %

As of December 31, 2002, the Company has net operating loss carryforwards, ("NOL's") of approximately $27,900,000 expiring 2007 through 2022 for which a 100% valuation allowance has been recognized. Included in the NOL's are NOL's from Refrigerant Reclamation Corporation of America, acquired during 1995 as a subsidiary of the Company, in the amount of approximately $4,488,000, which are subject to annual limitations of approximately $367,000 and expire from 2007 through 2010.

Elements of deferred income tax assets (liabilities) are as follows:

December 31, *(in thousands)*	2002
Deferred tax assets (liabilities)	
- Depreciation & amortization	$ 91
- Reserves for doubtful accounts	92
- NOL	10,631
- Other	8
Subtotal	10,822
- NOL valuation allowance	(10,822)
Total	$ -

Note 6- Trade accounts receivable – net

At December 31, 2002, trade accounts receivable are net of reserves for doubtful accounts of $262,000.

Note 7 – Inventories

Inventories consisted of the following:

December 31, *(in thousands)*	2002
Refrigerant and cylinders	$2,328
Packaged refrigerants	639
Total	$2,967

Note 8 - Property, plant, and equipment

Elements of property, plant, and equipment are as follows:

December 31, *(in thousands)*	2002
Property, plant, & equipment	
- Equipment	$6,661
- Equipment under capital lease	253
- Vehicles	1,288
- Furniture & fixtures	203
- Leasehold improvements	542
- Equipment under construction	188
Subtotal	9,135
Accumulated depreciation & amortization	6,584
Total	$2,551

Note 9- Short-term and long-term debt

Elements of short-term and long-term debt are as follows:

December 31, *(in thousands)*	2002
Short-term & long-term debt	
Short-term debt:	
- Bank credit line	$ 2,034
- Bank term loan	303
- Long-term debt: current	245
Subtotal	2,582
Long-term debt:	
- Capital lease obligations	79
- Vehicle loans	290
- Loans from related parties	930
- Less: current maturities	(245)
Subtotal	1,054
Total	$ 3,636

Bank credit line and term loan

The Company has entered into a credit facility with CIT, which provides for borrowings to the Company of up to $6,500,000. The facility requires minimum borrowings of $1,250,000. The facility provides for a revolving line of credit and a term loan and expires in April 2003. Advances under the revolving line of credit are limited to (i) 80% of eligible trade accounts receivable and (ii) 50% of eligible inventory (which inventory amount shall not exceed 200% of eligible trade accounts receivable or $3,250,000). As of December 31, 2002, the Company had availability under its revolving line of credit of approximately $292,000. Advances available to the Company under the term loan are based on existing fixed asset valuations and future advances under the term loan of up to an additional $1,000,000 are based on future capital expenditures. As of December 31, 2002, the Company had approximately $303,000 outstanding under its term loans and $2,034,000 outstanding under its revolving line of credit and due to the expiration of the credit facility in April 2003, all such amounts are reflected on the Company's December 31, 2002 Balance Sheet as current liabilities. The facility bears interest at the prime rate plus 1.5%, 5.75% at December 31, 2002, and substantially all of the Company's assets are pledged as collateral for obligations to CIT. In addition, among other things, the agreements restrict the Company's ability to declare or pay any dividends on its capital stock. The Company has obtained a waiver from CIT to permit the payment of dividends on its Series A Preferred Stock.

The Company is currently in negotiations with CIT regarding a possible extension of the term of the credit facility or the entering into of a new credit facility and is also seeking alternate sources of financing. While the Company believes that it will be able to obtain replacement financing, there can be no assurance that CIT will continue to lend funds to the Company after the expiration of the current credit facility or that the Company will be able to obtain alternate financing from another source should CIT decide not to continue providing financing to the Company. However, even if the Company is able to obtain replacement financing it may be on terms that are less favorable to the Company than the current CIT credit facility. A failure of the Company to obtain financing from CIT or an alternate source after the expiration of the current CIT credit facility would have a material adverse affect on the Company's operations and financial condition.

Vehicle Loans

During 1999, the Company entered into various vehicle loans. The vehicles are primarily used in connection with the Company's on-site services. The loans are payable in 60 monthly payments through October 2004 and bear interest at 9.0% to 9.98%.

Scheduled maturities of the Company's long-term debts and capital lease obligations are as follows:

Debts and capital lease obligations

Years ended December 31, *(in thousands)*	Amount
- 2003	$ 245
- 2004	1,045
- 2005	3
- 2006	3
- 2007	3
Total	$1,299

Capital Lease Obligations

The Company rents certain equipment with a net book value of approximately $124,000 for leases which have been classified as capital leases. Scheduled future minimum lease payments under capital leases net of interest are as follows:

Scheduled capital lease obligation payments	
Years ended December 31,	Amount
(in thousands)	
- 2003	$ 52
- 2004	18
- 2005	3
- 2006	3
- 2007	3
Total	$ 79

Loans from Related Parties

In November 2002, the Company consummated the private sale of unsecured 12% subordinated promissory notes ("Bridge Notes") to certain officers and certain members of their family and holders of the Series A Preferred Stock, for which it received gross proceeds of $655,000. The Bridge Notes were for a term of one year and were subordinate in payment to the Company's obligations under its credit facility with CIT. In accordance with the terms of the Bridge Notes, each of the purchasers, at their option, elected to defer quarterly interest payments which were to be added to the principal amount of the Bridge Notes as of each interest payment date and which accrued interest would, in turn, accrue interest at 12% per annum. The Bridge Notes automatically exchanged for unsecured convertible subordinated promissory notes, described in more detail immediately below, ("Exchange Notes") upon approval of such exchange by the Company's shareholders, which approval was obtained at the annual meeting on December 20, 2002.

Effective December 2002, the Company consummated the private sale of unsecured 10% convertible subordinated promissory notes ("Convertible Notes"), certain officers and certain members of their family and holders of the Series A Preferred Stock, for which it received gross proceeds of $495,000. At or about the same time, the Bridge Notes were cancelled and exchanged for the Exchange Notes in a principal amount equal to the outstanding principal amount of the Bridge Notes immediately prior to the exchange together with accrued and unpaid interest thereon. As of December 2002, the Exchange Notes and the Convertible Notes were identical in terms and together are referred to herein as the ("Notes"). The Notes have a term of two years and earn interest at an annual rate of 10% payable quarterly in arrears. Holders of the Notes had the one time option to elect to either receive payments of interest on a quarterly basis, subject to the limitations described below, or defer quarterly interest payments, in which case, interest would be added to the outstanding amount of the Notes on each quarterly payment date and accrue interest at the then effective Notes interest rate. The Notes are unsecured and subordinate in payment to the Company's obligations under its credit facility with CIT. The Notes may not be prepaid in cash by the Company without the prior consent of CIT and payment of interest, if any, in cash on any scheduled quarterly interest payment date is limited to an aggregate of $20,000 per calendar year. Holders of the Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Company, upon, but not prior to, the first anniversary of the issuance of the Notes at the conversion rate of $.79 per share (the average closing sale price of the Company's Common Stock as reported on the NASDAQ Small Cap Market for the five business days immediately preceding the issuance of the Notes), subject to certain anti-dilution adjustments (the "Conversion Rate").

In the event of a public offering of equity securities ("Equity Offering") by the Company at any time prior to the first anniversary of the issuance of the Notes, for gross proceeds of not less than $2 million (inclusive of the application of all outstanding principal and interest of the Notes), all outstanding principal and interest, if any, on the Notes shall be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or (ii) converted into restricted shares of Common Stock at the then effective Conversion Rate. Holders of the Notes have the right to determine, to the extent that securities are legally available for purchase in the Equity Offering, whether to apply the Notes to acquire equity securities or convert the Notes into Common Stock; provided, however, that in the event that all or a portion of outstanding principal and interest, if any, of the Convertible Notes exceeds the number of equity securities available in the Equity Offering, the balance of the Notes not applied to the purchase of equity securities will be converted into restricted shares of Common Stock at the then-effective Conversion Rate.

The Conversion Rate of the Notes is subject to adjustment on a full ratchet basis (i.e., if the Company issues any stock at a price less than the Conversion Rate, the Conversion Rate for all shares issuable upon conversion of the Notes will be adjusted downward to such price) in certain events including the Company's issuance of Common Stock, warrants or rights to purchase Common Stock (except for shares subject to stock options under or reserved for option grants under any shareholder approved Stock Option Plan or upon exercise or conversion of options, warrants or other exercisable or exchangeable equity or debt securities outstanding immediately prior to the issuance of the Notes) or securities convertible into Common Stock in each case for a consideration per share which is less than the

then-effective Conversion Rate. In addition, the Conversion Rate is subject to an appropriate adjustment in the event of: (i) any subdivisions, combinations and reclassifications of the Company's Common Stock; (ii) any payment, issuance or distribution by the Company to its stockholders of a stock dividend; (iii) the consolidation or merger of the Company with or into another corporation whereby the Company is not the surviving entity; or (iv) the sale by the Company of substantially all of its assets.

In April 2003, holders of the Convertible Notes holding an aggregate principal amount of $495,000 entered into agreements with the Company whereby the holders agreed to modify the Conversion Rate of their Convertible Notes to $1.13 (the average closing sale price of the Company's Common Stock as reported on the NASDAQ Small Cap Market for the five business days immediately preceding the execution of the modification agreements) (the "Modified Conversion Rate"); provided further, that, in the event of an Equity Offering by the Company prior to the first anniversary of the issuance of the Convertible Notes, at a public offering price (which includes the exercise price of stock purchase rights offered in the Equity Offering) below the Modified Conversion Rate but in excess of $.79, the Conversion Rate of the Convertible Notes will be adjusted to not less than the public offering price.

The Company is obligated to issue to the holders of the Notes, on the earlier of (a) December 20, 2003, or (b) the consummation by the Company of an Equity Offering, Common Stock purchase warrants (the "Note Warrants") to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Notes were convertible at December 20, 2002. Each Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an exercise price (the "Exercise Price") equal to 110% of the lesser of (i) the Conversion Price of the Notes as of December 20, 2002, or (ii) the Conversion Price of the Notes on the date of issuance of the Note Warrants. The Exercise Price of the Note Warrants will be subject to anti-dilution adjustment on terms substantially similar to the anti-dilution adjustment of the Conversion Rate of the Notes. As of December 20, 2002, the Company has recognized an original issue discount of $220,000, in connection with the issuance of the Note Warrants.

Average short-term debt for the year ended December 31, 2002 totaled $2,577,000 with a weighted average interest rate of approximately 6.15%.

Note 10 - Stockholders' equity

(i) On April 28, 1998, in connection with the loan agreements with CIT, the Company issued to CIT warrants to purchase 30,000 shares of the Company's common stock at an exercise price equal to 110% of the then fair market value of the stock, which on the date of issuance was $4.33 per share. The value of the warrants was not deemed to be material and the warrants expire on April 29, 2003. In addition, among other things, the agreements restrict the Company's ability to declare or pay any dividends on its capital stock. The Company has obtained a waiver from CIT to permit the payment of dividends on its Series A Preferred Stock.

(ii) On March 30, 1999, the Company completed the sale of 65,000 shares of its Series A Preferred Stock, with a liquidation value of $100 per share, to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. The gross proceeds from the sale of the Series A Preferred Stock were $6,500,000. The Series A Preferred Stock currently converts to Common Stock at a price of $2.375 per share, which was 27% above the closing market price of Common Stock on March 29, 1999.

(iii) On February 16, 2001, the Company completed the sale of 30,000 shares of its Series A Preferred Stock, with a liquidation value of $100 per share, to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. The gross proceeds from the sale of the Series A Preferred Stock were $3,000,000. The Series A Preferred Stock currently converts to Common Stock at a price of $2.375 per share, which was 23% above the closing market price of Common Stock on February 15, 2001.

The Series A Preferred Stock provides for anti-dilution adjustment of the conversion price in the event of the subsequent offering by the Company of securities for consideration per share less than the then effective conversion price of the Series A Preferred Stock. At the direction of the NASDAQ Stock Market, Inc., a minimum of $1.78 per share (the "Conversion Price Floor"), below which the conversion price of the Series A Preferred Stock could not be adjusted, had been instituted by the Company and the holders of the Series A Preferred Stock by amendment to the designation of the Series A Preferred Stock, and at the same time the Company agreed not to offer securities for consideration per share less than the Conversion Price Floor without the consent of the holders of the Series A Preferred Stock. Subsequently, in consideration for the consent of the holders of the Series A Preferred Stock to the Company's engagement in the private offering of the Notes at a conversion price below the Conversion Price Floor, the stockholders of the Company, at the annual meeting on December 20, 2002, voted in favor of a proposal to remove the Conversion Price Floor and the designation of the Series A Preferred Stock was amended accordingly. Although the holders of the Series A Preferred Stock agreed to waive their rights to an immediate downward adjustment of the current $2.375 conversion price of the Series A Preferred Stock in connection with the issuance of the Notes, any subsequent conversion of the Notes will result in an immediate downward adjustment of the conversion price of the Series A Preferred Stock to equal the conversion rate of the Notes. Consequently, upon conversion of the Exchange Notes at the $.79 per share conversion price the anti-dilution provisions of the Series A Preferred Stock will cause the conversion price of the Series A Preferred Stock to adjust downward to the $.79 per share. Assuming that the Series A Preferred Stock converts to common stock at a conversion price of $.79 per share and based upon 116,629 shares of Series A Preferred Stock issued as of December 31, 2002, the holders of the Series A Preferred Stock would receive 14,763,164 shares of common stock. Similarly, the conversion price of such Series A Preferred Stock may be subsequently adjusted to equal the consideration received by the Company in connection with any subsequent issuance of securities below $2.375.

The Series A Preferred Stock has voting rights on an as-if converted basis. The number of votes applicable to the Series A Preferred Stock is equal to the number of shares of Common Stock into which the Series A Preferred Stock is then convertible. The designation of the Series A Preferred Stock provided for a proxy granted by the holders of the Series A Preferred Stock in favor of certain of the Company's officers to vote all shares of Common Stock into which the Series A Preferred Stock converts (including any additional shares subsequently acquired by such holders) in excess of 29% of the votes entitled to be cast by the Series A Preferred Stock holders. As noted above, in consideration for consent of the holders of the Series A Preferred Stock to the Company's engagement in the private offering of the Notes at a conversion rate below the Conversion Price Floor, the stockholders of the Company, at the annual meeting on December 20, 2002, voted in favor of a proposal to remove the proxy from the designation of the Series A Preferred Stock and the designation of the Series A Preferred Stock was amended accordingly. The Series A Preferred Stock carries a dividend rate of 7%, which will increase to 16%, if the stock remains outstanding on or after March 31, 2004. The Company used the net proceeds from the issuance of the Series A Preferred Stock to expand its RefrigerantSide® Services business and for working capital purposes.

The Company pays dividends, in arrears, on the Series A Preferred Stock, semi annually, either in cash or additional shares, at the Company's option. On March 30 and September 30, 2002, the Company declared and paid, in-kind, the dividends outstanding on the Series A Preferred Stock and issued 3,873 and 4,011, respectively, additional shares of its Series A Preferred Stock in satisfaction of the dividends due. The Company may redeem the Series A Preferred Stock on March 31, 2004 either in cash or shares of Common Stock valued at 90% of the average trading price of the Common Stock for the 30 days preceding March 31, 2004. In addition, after March 30, 2001, the Company may call the Series A Preferred Stock if the market price of its Common Stock is equal to or greater than 250% of the conversion price and the Common Stock has traded with an average daily volume in excess of 20,000 shares for a period of thirty consecutive days.

The Company has provided certain registration, preemptive and tag along rights to the holders of the Series A Preferred Stock. The holders of the Series A Preferred Stock, voting as a separate class, have the right to elect up to two members to the Company's Board of Directors or at their option, to designate up to two advisors to the Company's Board of Directors who will have the right to attend and observe meetings of the Board of Directors. Currently, the holders have elected one member to the Board of Directors.

(iv) The Company engaged an advisor to facilitate the Company's efforts in connection with the March 30, 1999 sale of the Series A Preferred Stock. In addition to the advisor fees, the Company issued to the advisor, warrants, which expire on March 30, 2004, to purchase 136,482 shares of the Company's Common Stock at an exercise price per share of $2.73. The value of the warrants was not deemed to be material.

Note 11 - Commitments and contingencies

Rents, operating leases and contingent income

Hudson utilizes leased facilities and operates equipment under non-cancelable operating leases through December 31, 2007.

Properties

Location	Annual Rent	Lease Expiration Date
Baltimore, Maryland	$ 27,000	8/2005
Baton Rouge, Louisiana	$ 21,000	7/2005
Champaign, Illinois	$132,000	11/2004
Charlotte, North Carolina	$ 42,000	Month to Month
Chicago, Illinois	$ 25,000	8/2005
Fremont, New Hampshire	$ 8,000	6/2004
Fort Myers, Florida	$ 15,000	Month to Month
Hillburn, New York	$103,000	5/2004
Houston, Texas	$ 14,000	6/2003
Norfolk, VA	$ 4,000	Month to Month
Pearl River, New York	$ 64,000	12/2007
Plainview, New York	$ 3,000	Month to Month
Punta Gorda, Florida	$ 76,000	12/2003
Rantoul, Illinois	$ 39,000	Month to Month
Salem, New Hampshire	$ 14,000	8/2003
Seattle, Washington	$ 18,450	3/2004

The Company rents properties and various equipment under operating leases. Rent expense, net of sublease rental income, for the years ended December 31, 2002 and 2001 totaled approximately $743,000 and $837,000, respectively.

Future commitments under operating leases, are summarized as follows:

Rent expense Years ended December 31, *(in thousands)*	Amount
- 2003	$ 664
- 2004	324
- 2005	120
- 2006	70
- 2007	72
Total	$ 1,250

Legal Proceedings

In June 1998, United Water of New York Inc. ("United") commenced an action against the Company in the Supreme Court of the State of New York, Rockland County, seeking damages in the amount of $1.2 million allegedly sustained as a result of alleged contamination of certain of United's wells which are in close proximity to the Company's Hillburn, New York facility.

On April 1, 1999, the Company reported a release at the Company's Hillburn, New York facility of approximately 7,800 lbs. of R-11, as a result of a failed hose connection to one of the Company's outdoor storage tanks allowing liquid R-11 to discharge from the tank into the concrete secondary containment area in which the subject tank was located.

Between April 1999 and May 1999, with the approval of the New York State Department of Environmental Conservation ("DEC"), the Company constructed and put into operation a remediation system at the Company's Hillburn facility to remove R-11 levels in the groundwater under and around the Company's facility. The cost of this remediation system was $100,000.

In July 1999, United amended its complaint in the Rockland County action to allege facts relating to, and to seek damages allegedly resulting from the April 1, 1999 R-11 release.

In June 2000, the Rockland County Supreme Court approved a settlement of the Rockland County action commenced by United. Under the settlement, the Company paid to United the sum of $1,000,000 and has been making additional monthly payments in the amount of $5,000, which payments will continue through December 2003. The proceeds of the settlement were required to be used to fund the construction and operation by United of a new remediation tower, as well as for the continuation of temporary remedial measures implemented by United that have successfully contained the spread of R-11. The remediation tower was completed in March 2001, and is designed to treat all of United's impacted wells and restore the water to New York State drinking water standards for supply to the public. The Company carries $1,000,000 of pollution liability insurance per occurrence and in connection with the settlement, exhausted all insurance proceeds available for that occurrence under all applicable policies.

In June 2000, the Company signed an Order on Consent with the DEC regarding all past contamination of the United well field, whereby, the Company agreed to continue operating the remediation system it installed at its Hillburn facility in May 1999, until remaining groundwater contamination has been effectively abated. In May 2001, the Company signed an amendment to the Order on Consent with the DEC, pursuant to which the Company installed one additional monitoring well and modified the Company's existing remediation system to incorporate a second recovery well. The Company is continuing to operate the remediation system.

In May 2000, the Company's Hillburn facility was nominated by the United States Environmental Protection Agency ("EPA") for listing on the National Priorities List ("NPL"), pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Company believes that the agreements reached with the DEC and United Water, together with the reduced levels of contamination present in the United Water wells, make such listing unnecessary and counterproductive. Hudson submitted opposition to the listing within the sixty-day comment period. To date, no final decision has been made by the EPA regarding the proposed listing.

In October 2001, the Company learned that trace levels of R-11 were detected in one of United's wells that is closest to the Village of Suffern's ("Village") well system. During February 2002, the Village expressed concern over the possibility of R-11 reaching its well system and has advised the Company that it was investigating available options to protect its well system. No contamination of R-11 has ever been detected in any of the Village's wells and, as of October 2002, the level of R-11 in the United well closest to the Village was below 1 ppb. In October, 2002 the Village advised the Company it intends to proceed with plans to protect its wells and could look to the Company to reimburse the Village for any costs it may incur. To date, no detailed cost estimate, formal demand or claim has been presented by the Village, however, to the extent the Village proceeds with its plans, the Company may incur additional costs. The Company has agreed to reimburse the Village for approximately $10,000 of costs incurred to date for additional sampling by the Village of its wells and for minor preparatory work in connection with the Village's plan for protecting its wells. The Company continues to work with the Village, and all applicable governmental agencies, to prevent contamination of Village's wells and its water supply.

In February 2003, the Company agreed to extend the statute of limitations applicable to any claims that may be available to Ramapo Land Company, the lessor of the Hillburn facility, arising out of the April 1, 1999 incident for an additional two years. To date, no claims against the Company have been asserted or threatened by Ramapo Land Company.

During the year ended December 31, 2002, the Company charged to operating expense $115,000 in additional remediation costs in connection with these matters. There can be no assurance that the R-11 will not spread beyond the United Water well system and impact the Village of Suffern's wells, or that the ultimate outcome of such a spread of contamination will not have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company's opposition to the EPA's listing of the Company's Hillburn facility on the NPL will be successful, or that the ultimate outcome of such a listing will not have a material adverse effect on the Company's financial condition and results of operations. Furthermore, there can be no assurance that Ramapo Land Company will not assert any claim against the Company, or that any such claim will not have a material adverse effect on the Company's financial condition and results of operations.

Note 12 - Stock Option Plans

Effective October 31, 1994, the Company adopted an Employee Stock Option Plan ("1994 Plan") pursuant to which 725,000 shares of common stock are reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended, or (ii) nonqualified options. ISOs may be granted under the 1994 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless sooner terminated, the 1994 Plan will expire on December 31, 2004.

ISOs granted under the 1994 Plan may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Non-qualified options granted under the 1994 Plan may not be granted at a price less than 85% of the market value of the common stock on the date of grant. Options granted under the 1994 Plan expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company).

Effective July 25, 1997, and as amended on August 19, 1999, the Company adopted its 1997 Employee Stock Option Plan ("1997 Plan") pursuant to which 2,000,000 shares of common stock are reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended, or (ii) nonqualified options. ISOs may be granted under the 1997 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless sooner terminated, the 1997 Plan will expire on June 11, 2007.

ISOs granted under the 1997 Plan may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Non-qualified options granted under the 1997 Plan may not be granted at a price less than the par value of the Common Stock on the date of grant. Options granted under the 1997 Plan expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company).

All stock options have been granted to employees and non-employees at exercise prices equal to or in excess of the market value on the date of the grant.

SFAS No. 123 requires the Company to provide pro forma information regarding net loss and net loss per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants since 1995.

Years ended December 31,	2002	2001
Assumptions		
Dividend Yield	0 %	0 %
Risk free interest rate	3.0 %	4.4 %
Expected volatility	60 %	60 %
Expected lives	5	5

A summary of the status of the Company's 1994 and 1997 Plans as of December 31, 2002 and 2001 and changes for the years ending on those dates is presented below:

Stock Option Plan Grants	**Shares**	**Weighted Average Exercise Price**
Outstanding at December 31, 2000	**1,598,082**	**$ 3.60**
• Granted	456,000	$ 2.52
• Forfeited	(112,700)	$ 4.19
• Exercised	(67,700)	$ 2.23
Outstanding at December 31, 2001	**1,873,682**	**$ 3.35**
• Granted	163,400	$ 1.88
• Forfeited	(265,866)	$ 4.12
• Exercised	(8,500)	$ 2.30
Outstanding at December 31, 2002	**1,762,716**	**$ 3.14**

Data summarizing year-end options exercisable and weighted average fair-value of options granted during the years ended December 31, 2002 and 2001 is shown below:

Options Exercisable

	Year ended December 31, 2002	Year ended December 31, 2001
Options exercisable at year-end	1,689,383	1,656,397
Weighted average exercise price	$3.17	$3.42
Weighted average fair value of options granted during the year	$1.80	$2.63

Options Exercisable at December 31, 2002

Range of Prices	Number Outstanding	Weighted-average Exercise Price
$1 to $4	1,556,617	$ 2.59
$4 to $8	12,766	$ 4.04
$8 to $12	120,000	$10.50
$1 to $12	1,689,383	$ 3.17

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding At December 31, 2002

Range of Prices	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
$1 to $4	1,629,950	2.92 years	$ 2.59
$4 to $8	12,766	1.00 years	$ 4.04
$8 to $12	120,000	1.00 years	$10.50
$1 to $12	1,762,716	2.78 years	$ 3.14

During the initial phase-in period of SFAS 123, the effects on the pro-forma results are not likely to be representative of the effects on pro-forma results in future years since options vest over several years and additional awards could be made each year.